

08043057

2007

Annual Report



ANHEUSER  BUSCH
Companies

FINANCIAL HIGHLIGHTS

Year ended Dec. 31 (in millions, except where noted)	2007	2006	% Change
Barrels of beer sold:			
U.S.	**104.4**	102.3	2.0
International	**24.0**	22.7	5.8
Worldwide Anheuser-Busch brands	**128.4**	125.0	2.7
Equity partner brands	**33.2**	31.6	4.9
Total brands	**161.6**	156.6	3.2
Gross sales	**$ 18,988.7**	$17,957.8	5.7
Excise taxes	**$ 2,303.0**	$ 2,240.7	2.8
Net sales	**$ 16,685.7**	$15,717.1	6.2
Gross profit	**$ 5,849.6**	$ 5,552.1	5.4
As a percentage of net sales	**35.1%**	35.3%	(0.2) pts.
Operating income	**$ 2,894.0**	$ 2,719.6	6.4
As a percentage of net sales	**17.3%**	17.3%	— pts.
Equity income, net of tax	**$ 662.4**	$ 588.8	12.5
Net income	**$ 2,115.3**	$ 1,965.2	7.6
Diluted earnings per share	**$ 2.79**	$ 2.53	10.3
Diluted weighted average shares outstanding	**757.1**	777.0	(2.6)
Operating cash flow before the change in working capital	**$ 2,963.1**	$ 2,520.6	17.6
Common dividends paid	**$ 932.4**	$ 871.6	7.0
Per share	**$ 1.25**	$ 1.13	10.6
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]	**$ 4,989.9**	$ 4,672.5	6.8
Return on shareholders equity	**59.7%**	51.6%	8.1 pts.
Return on capital employed[2]	**16.6%**	15.6%	1.0 pts.
Total assets	**$ 17,155.0**	$16,377.2	4.7
Debt	**$ 9,140.3**	$ 7,653.5	19.4
Capital expenditures	**$ 870.0**	$ 812.5	7.1
Depreciation and amortization	**$ 996.2**	$ 988.7	0.8
Number of full-time employees	**30,849**	30,183	2.2
Number of registered common shareholders	**49,732**	51,888	(4.2)
Closing stock price	**$ 52.34**	$ 49.20	6.4

[1] EBITDA is calculated as pretax income plus depreciation and amortization expense, plus net interest cost (interest expense less capitalized interest), plus equity income on a pretax basis (equity income divided by the reciprocal of the effective tax rate).

[2] Return on capital employed is computed as net income before after-tax interest expense divided by average net investment. Net investment is defined as total assets less non-debt current liabilities.

FINANCIAL OVERVIEW

LETTER TO OUR SHAREHOLDERS

The global beer industry continued to evolve in 2007, and changes among brewers, wholesalers, importers and consumers mark a new and exciting era of opportunity. Our company's continued strong financial results provide evidence we are successfully embracing the challenge, evolving how we approach all aspects of our business — from the products we offer to how we reach consumers with our marketing messages.

Our 2007 financial results reflect a solid year across all operating units:

- U.S. shipments-to-wholesalers were up 2.1 million barrels, or 2 percent over 2006.
- Consolidated net sales increased 6.2 percent.
- Net income grew by 7.6 percent.
- Earnings per share were up 10.3 percent, with EPS growth and stock performance above the S&P 500 average.

Growth in the U.S. beer industry has exceeded expectations during the past two years. Consumers are trading up and once again celebrating the artistry of beer.

With a new leadership team in place, an expanded beverage portfolio and refinements to our marketing strategies that better communicate the heritage, quality and personality of our beers, we are uniquely poised to take advantage of the dynamic changes taking place in our business.

In years past, consumers might have had their choice of two or three beers at their favorite tavern. Now, they may choose from several dozen varieties, from well-known domestic brands to local craft beers and imports from around the world. This yearning for choice has driven dramatic change in our business and created significant new opportunities for Anheuser-Busch.

For years, we built our business by reaching a dedicated base of adult beer consumers, those who have been devoted to beer and to Anheuser-Busch brands. But to compete today, reaching that segment alone is not enough. We must reach all adult beer consumers with our brands and have expanded our business model, enhanced our product innovation efforts and leveraged our competitive advantages to compete in every segment of the beer category, including import and craft beers. We are ideally positioned to take advantage of this new era of choice and variety.


Budweiser
Budweiser


Worldwide Total Brands Volume
(barrels in millions)
161.6
+3.2%
05 06 07
Equity Income
(dollars in millions)
662.4
+12.5%
05 06 07
Net Income
(dollars in millions)
2,115.3
+7.6%
05 06 07
Diluted Earnings per Share
(in dollars)
2.23
2.53
2.79
+10.3%
05 06 07
Cash Flow from Operations(1)
(dollars in millions)
2,520.6
2,963.1
+17.6%
05 06 07

(1) Before the change in working capital.

We are creating new, focused growth strategies for our entire portfolio, supported with marketing messages that reach the right consumers through the right media. With a primary focus on our core brands, we have new audiences to reach and new opportunities for growth.

Our strong and loyal wholesaler network, built through dedicated people and rigorous standards, is unmatched in this industry and now carries more brands than ever before.

Consumer beverage choices also are evolving beyond beer. We have expanded our position in the rapidly growing energy drink and super-premium water categories, providing high-growth, high-margin brand access to the most professional selling, distribution and logistics teams in the business, while generating incremental revenue for our wholesalers and our company.

We have made changes to our organization to better tap the talents and experience of our leadership team, who share a passion for beer and for this company. And we are changing our workplace to attract and retain today's best talent and support a diverse work atmosphere in which ideas thrive. Our sales group has experienced people in new positions, with a new focus and a new energy that allow us to work closely with wholesalers to meet the needs of our customers.

Globally, we continue to strategically build our business in key markets around the world, and our international subsidiary continues to be a major contributor to our earnings growth.

In Mexico, our equity investment with Grupo Modelo S.A.B. de C.V., the country's No. 1 brewer, continues to deliver strong financial results and provides the majority of our international earnings. Modelo enjoys a 56 percent share of the Mexico beer market and is the exclusive importer of Budweiser and Bud Light in Mexico, where Bud Light is the No. 1 brand in the growing import segment.

We have a strong base in China, the world's largest and fastest-growing beer market, and are dedicating more resources to strengthening our presence there, including building a greenfield brewery in Foshan. With our wholly owned Budweiser and Harbin operations, and our investment in Tsingtao, one of China's oldest and largest brewers, we continue to increase our participation in the profitable premium and super-premium segments.

We entered the rapidly growing India beer market through a joint venture with Crown Beers International, Ltd.

In Canada, our volume increased high single digits as Budweiser, the leading beer brand in Canada, and Bud Light continued to gain share. Profits in Canada grew low double digits.

Our entertainment operations continue to deliver strong results, with three consecutive years of double-digit profit growth — providing more quality experiences to more guests who spent more money. We are poised to open Aquatica, our 10th park, and continue to focus on delivering unique interactive experiences for all of our park visitors.

Free Cash Flow[2]
(dollars in millions)


1,565.2
2,069.6
+9.1%
05 06 07

Return on Capital Employed
(in percent)


14.0
15.6
16.6
+1 pts
05 06 07

Anheuser-Busch vs. S&P 500 Annualized Total Return
(percent gain, as of year-end 2007)
● A-B ○ S&P


9.0
5.5
3.8
11.1
5.9
12.1
1YR 5YR 10YR 20YR

[2] Operating cash flow minus capital expenditures.



AUGUST A. BUSCH IV
President and
Chief Executive Officer

Our packaging group was a very solid contributor to earnings growth in 2007, and profits were up 21.2 percent. This year marks the 30th anniversary of our recycling group, one of the world's largest recyclers of aluminum cans. Our recycling efforts continue to benefit the environment, while generating profits for our company.

We've implemented a more aggressive financial leverage target, allowing us to use our balance sheet to more efficiently support operations, acquisitions, dividend growth and share repurchasing, while maintaining financial flexibility.

Anheuser-Busch is thoroughly committed to corporate social responsibility, and we take our leadership role seriously. Our company has long invested in the communities where we live and work. We are the undisputed alcohol beverage industry leader in promoting responsible consumption and in fighting all forms of alcohol abuse, including underage drinking. We have a rich history of protecting the environment through innovative programs in our breweries, such as our Bio Energy Recovery System, which converts wastewater into renewable fuel. Our recycling efforts assure that the cans we introduce are handled in a responsible manner. In fact, we recycle more cans than we produce.

We also believe in helping people in the community who need it most. In 2007, we worked closely with the American Red Cross to aid relief efforts for victims of the Southern California wildfires, providing monetary support and fresh drinking water for the victims and relief workers. The strength of our company, due in large part to the hard work and dedication of our employees, allows us to devote so many of our resources to help others, and we will continue to do so.

This year marks the retirement of two members of our board of directors, Chuck Knight and John Jacob. Together, they have provided nearly 40 years of service on our board, and we thank them for their leadership and guidance.

As we enter 2008, our board and our company remain focused on delivering value to our shareholders. In recent years, we have seen consumer interests shift. We were nimble enough in 2007 to implement the changes necessary to compete in this new market. There is no doubt 2008 will bring further changes and challenges. But with our people, our products, our resources and our plan of action, we're well-positioned to achieve the future growth our shareholders expect.

August A. Busch IV
President and Chief Executive Officer
Jan. 31, 2008

CHOICE

Anheuser-Busch's passion for beer and commitment to quality have allowed the company to offer a diverse range of beers and beverages, loved by consumers across the United States and around the world.

Through its family of wholesalers, the company sells an array of brands covering the taste spectrum and stands ready to continue its leadership with the finest brewing facilities and the top brewmasters in the business.


AMBER BOCK
BUSCH
Budweiser SELECT
FIRE ROCK
ROLLING ROCK
LANDSHARK Lager
ESB
Chelada
HEFEWEIZE
2007 BREW MASTERS
Michelob LAGER
Michelob Light BEER
Michelob ULTRA AMBER
Michelob ULTRA
O'DOUL'S AMBER
PREMIUM O'DOUL'S
Budweiser KING OF BEERS
STELLA ARTOIS
LEUVEN
WILD BLUE
Bass IMPORTED
Hoegaarden
BUSCH ICE
Leffe
BUD LIGHT BEER
Michelob ULTRA Lime Cactus
TENNENT'S OF SCOTLAND
BACARDI WATERMELON
HURRICANE
PORTER
BECK'S
Michelob MARZEN OKTOBERFEST STYLE
BARE KNUCKLE
HARBIN LAGER
PRAGUE
TILT
BAVARIAN STYLE WHEAT Michelob
DOMINION ALE
Michelob Golden DRAFT
Golden LIGHT DRAFT BEER
Michelob ULTRA
MONSTER ENERGY
BORBA
COBRA
PALE ALE
BudDry BEER
BUSCH LIGHT


BUD LIGHT



LEADERSHIP

Ask any brewmaster and they'll tell you that Budweiser, The Great American Lager, is among the most difficult beers to brew. Since its first pour in 1876, Budweiser has given beer lovers the perfect balance of flavor and refreshment.

And across the globe, no beer brand is more associated with fun and sociability as Bud Light. Bud Light is brewed to give adult beer drinkers never-ending refreshment and superior drinkability.

Budweiser and Bud Light start with the freshest ingredients and rely on expert brewmasters to achieve their crisp and clean tastes, glass after glass.

It's no wonder Budweiser and Bud Light are the world's best-selling beers.



+1.3%
U.S. Sales-to-Retailers
+2.0%
U.S. Sales-to-Wholesalers
+2.0%
Bud Light Volume

U.S. BEER OPERATIONS

As the leading U.S. brewer and producer of the world's largest-selling beer brands, Budweiser and Bud Light, Anheuser-Busch always is developing new ways to grow its business — through its own brands and creating new partnerships by leveraging its strengths, including its world-class wholesaler network. The company is committed to innovation and providing the choices today's consumers demand, but will continue to look to build the foundation of its U.S. business — core brands.













ABOVE: Anheuser-Busch is the American beer leader with a market share of 48.5 percent. Budweiser, Bud Light, Michelob ULTRA, Busch, Natural Light and O'Doul's hold the No. 1 positions in their respective domestic market segments.

- The Budweiser, Michelob, Busch and Natural families remain critical to the company's success.
- Anheuser-Busch continues to expand its portfolio to compete in the fastest-growing categories in the industry, notably the high-end segment.
- With an average Anheuser-Busch wholesaler carrying 147 brands — more than double the number carried five years ago — Anheuser-Busch successfully has expanded into the high-end segment with brands that will provide long-term sustainable growth for years to come.

For the second consecutive year, beer has maintained its standing in a Gallup poll as America's adult beverage of choice. Anheuser-Busch is continuing to help enhance the image of beer through its Here's To Beer program, which provides all beer wholesalers and retailers unique selling tools to help grow the category. Anheuser-Busch now has the opportunity to build on this success with more resources and greater consumer understanding.

To enhance its insights into consumers, the company conducted an in-depth study, examining their taste preferences, drinking occasions and what their beer brand says about them. Out of this came refined marketing strategies to more effectively reach consumer segments with high-growth potential and clearly defined brand personalities that better differentiate them from each other and from the competition.

CORE BRANDS

Anheuser-Busch has placed more marketing behind core brands such as Budweiser, Bud Light and the Michelob family, powerful brands that have new growth opportunities. The company is focused on enhancing advertising quality and quantity behind core brands while ensuring each brand has a relevant and distinct message.



A DIGITAL AD called "Swear Jar" received millions of online views.

The company continues to produce award-winning advertising, and for a record 10th-consecutive year, Anheuser-Busch won *USA Today's* Ad Meter consumer focus group ranking of Super Bowl commercials with an ad for Budweiser.

In 2007, Anheuser-Busch greatly expanded its digital marketing efforts, creating Web content that connects more directly with today's adults, who are spending more time on the Internet. The company's "Swear Jar" and "Dude" ads reached more than 20 million consumers online. Anheuser-Busch also increased product placement of core brands in films such as *Ocean's Thirteen* and television shows including *Scrubs*, *Entourage* and *Desperate Housewives*. To reach the important Latino market, Bud Light sponsorships include a tour with comedian Carlos Mencia and soccer properties Chivas de Guadalajara and the Mexican National Team.

Bud Light growth in 2007 was 2 percent, more volume growth than any other light beer competitor, and it remains the largest-selling beer in the United States, with more than two times the share of the next competitor in the premium-light segment. Budweiser remains the No. 1 brand in the domestic premium segment. New marketing for Budweiser better showcases its legacy as The Great American Lager and reinforces the beer's quality with beer drinkers who enjoy a variety of styles.


Quality
is at the heart of how Anheuser-Busch has conducted business since the company was founded in 1852. From selecting the finest all-natural ingredients, to tasting the final beer, a rigorous program of more than 200 quality assurance steps is followed wherever Budweiser is brewed.

In early 2007, Anheuser-Busch introduced an embossed teardrop bottle for the Michelob Lager and Michelob Light brands based on the original package launched in 1961. This new packaging, combined with a return to an all-malt formula and advertising highlighting Michelob craftsmanship, has contributed to improved sales trends for the brands.

And ULTRA, the Michelob family's low-carbohydrate offering, saw growth of 2.4 percent for the year, fueled in part by the introduction of ULTRA Fruit brands and new slim can packaging.

The Busch and Natural brands continue to successfully gain share of the value segment.

CRAFTS AND IMPORTS

Today's consumers want more choices. Along with premium lights such as Bud Light, the world's best-selling beer, imports, crafts and specialty beers have been the key growth drivers of the industry, and Anheuser-Busch has taken an active role in these segments.

Craft beer sales continue to break records, up an estimated 14.4 percent in 2007. To participate in this growth, the company has both developed its own specialty beers and forged partnerships with several craft brewers, including Ray Hill and Starr Hill. With significant investments in craft beer, including long-standing alliances with Widmer, Redhook and Kona and more recent agreements to distribute Goose Island, Old Dominion and Fordham, Anheuser-Busch now is the third-largest player in the craft beer segment and successfully added regional brands that provide scale in opportunity markets.

Imports also saw volume gains, up an estimated 1.1 percent for the year. Anheuser-Busch has secured the import rights for a number of premium Asian and European brands, including Stella Artois, Beck's, Bass Pale Ale and other select InBev brands. Anheuser-Busch now has a 7 percent direct market share of the import segment.

A Tradition of Innovation

Anheuser-Busch continues its tradition of innovation with new products. A few examples:

- **Redbridge** is the first nationally available sorghum beer.
- **180 Blue** is the first packaged energy drink to use the Brazilian Acai berry.
- **Bacardi Silver Mojito** offers the refreshing mint-and-lime taste of a Mojito cocktail and is the first nationally available, Mojito-flavored premium malt beverage.
- Latinos have been mixing beer with Clamato for decades. **Budweiser & Clamato Chelada** along with **Bud Light & Clamato Chelada** honor that tradition by combining Anheuser-Busch's classic American-style lagers with the zesty taste of Clamato Tomato Cocktail. These drinks were introduced nationally in 2008.
- Anheuser-Busch also offers four specialty beers on a seasonal basis — **Jack's Pumpkin Spice Ale, Winter's Bourbon Cask Ale, Sun Dog Amber Wheat** and **Beach Bum Blonde Ale**.


BUD LIGHT
&
CLAMATO
Chelada
REDBRIDGE
BACARDI
SILVER
Mojito


BUD LIGHT
BEER

Bud Light celebrated its 25th anniversary in 2007. It became a national brand in 1982 and the No. 1 light beer in 1994.

NEW BRANDS

In addition to expanding its portfolio through alliances, Anheuser-Busch created several new specialty beers, including Budweiser and Bud Light Chelada, a combination of premium beer with Clamato Tomato Cocktail — in partnership with Cadbury Schweppes. These beers had tremendous success in test markets in 2007 and launched nationally in early 2008. Land Shark Lager, an island-style lager produced by Margaritaville Brewing Company, also was strategically introduced into key resort markets in 2007, leading to its national launch in February 2008. Both brands exceeded expectations in test markets. The company also is pursuing emerging growth opportunities beyond traditional beer categories.

ENERGY DRINKS

Energy drinks are a high-margin category that has been growing at an incredible pace, and the company has benefited through its alliance with Hansen Natural Corp. and its own 180 Energy Drinks. Anheuser-Busch and Hansen's, the maker of Monster Energy Drinks, expanded their relationship to include a sales and distribution agreement that will broaden Monster's presence in retail, bar and restaurant locations.

SPECIALTY BEVERAGES

Anheuser-Busch also increased its participation in the water segment, striking distribution deals with Icelandic Glacial water and BORBA Skin Balance water. These agreements have strengthened the company's position in this growing category, enhanced profitability and expanded wholesalers' portfolios.

SALES AND OPERATIONS

Anheuser-Busch is well-positioned for growth, not only with its product portfolio, but also through its go-to-market strategies. The company has refined its national and local sales approach, reconfiguring its regional sales organization to better align its sales force with its customer base and increase focus on key urban markets. It also introduced new hand-selling techniques and implemented an upgrade in its hand-held computer technology.

Like all brewers, in 2007 the company experienced cost increases in raw materials due to the rising prices of brewing ingredients, but Anheuser-Busch's inventory management and strategic acquisition programs positioned the company well.

Anheuser-Busch has maintained strong, effective productivity programs for many years to help reduce brewery operating and supply chain costs and administrative expense. In 2007, this included a new program to achieve additional operating cost efficiencies in labor productivity, supply chain and energy usage and later expanded to other areas. These aggressive cost-savings programs in place throughout the company are designed to partially offset rising commodity costs without compromising the quality of the company's beers.

Simply put, the Anheuser-Busch of today is better positioned for long-term growth than it was just several years ago.


JESUS CEJA
Anheuser-Busch
Brewmaster

Anheuser-Busch celebrated 50 years of industry leadership in the United States, having become the No. 1 U.S. brewer in 1957.

Michelob's new marketing strategy plays off the brand's considerable craft-beer credentials. Highlighting this, Anheuser-Busch is giving Michelob a much bigger role in its 2008 TV ad line-up, with spots that feature the company's brewing and raw material experts telling consumers what they put into making Michelob beers.


PALE ALE
MARZEN
AMBER BOCK
WHEAT
PORTER

INTERNATIONAL BEER OPERATIONS

Budweiser and other Anheuser-Busch brands are sold in key beer markets worldwide through Anheuser-Busch International, Inc., the company's international beer subsidiary. In 2007, international sales volume including equity volume was 57 million barrels, a 5.2 percent increase over 2006. Net income for the international segment has grown an average of 20 percent per year since 1999 and was up 13.4 percent for 2007. Anheuser-Busch has a presence in a number of important international markets.



Budweiser

HARBIN LAGER


HARBIN BEER

TSINGTAO

Corona Extra

ABOVE: Anheuser-Busch sells Budweiser and other brands in leading beer markets around the world. In addition to its wholly owned Budweiser and Harbin operations and its alliances with Tsingtao and Grupo Modelo, the company has licensed brewing and distribution agreements with some of the world's leading brewers.

MEXICO

Mexico is a market with both solid volume growth and good profitability. The company's 50 percent equity investment in Mexico's leading brewer, Grupo Modelo, represents the majority of Anheuser-Busch's international profits. Modelo's flagship brand, Corona, is the fifth best-selling beer in the world, and the company maintains a 56 percent share of the Mexico beer market. Modelo is the exclusive importer of Budweiser and Bud Light, with Bud Light being the No. 1 brand in Mexico's rapidly growing import segment. Sales of Budweiser and Bud Light were up 27 percent in 2007.

In addition to Modelo's strong contribution to Anheuser-Busch's earnings growth, Modelo's cash dividend to the company was $403 million in 2007, an increase of more than $160 million. The market value of Anheuser-Busch's investment in Modelo is now worth approximately $10 billion, compared with the original $1.6 billion investment.

CHINA

Anheuser-Busch has a strong foundation in China, the largest and fastest-growing beer market in the world, having successfully operated in the country for more than 12 years. Through its wholly owned Budweiser and Harbin operations, plus a 27 percent equity stake in Tsingtao, Anheuser-Busch is well-positioned to capitalize on the long-term growth opportunity in China. Budweiser is the No. 1 super-premium brand in China, and as part of the company's growth strategy, the company is expanding it into 100 new markets by 2010, allowing the brand to reach an incremental 250 million new consumers.


Net Sales
Volume
Equity Income
Budweiser

2007 HIGHLIGHTS FROM AROUND THE WORLD

CHINA Anheuser-Busch began importing Corona in China. On July 7, Budweiser launched a monthlong, nationwide bike riding tour in China to celebrate the one-year countdown to the Beijing 2008 Olympic Games.


Budweiser

INDIA Anheuser-Busch partnered with Crown Beers International, Ltd. to brew and distribute Budweiser and local brands in southern India. Budweiser production began in May in a new brewery.

CANADA Bud Light volume grew nearly 30 percent in 2007 with support from innovative marketing programs and sponsorships such as the National Hockey League, Toronto Blue Jays and Wakestock — Canada's largest action sports festival.

PANAMA Anheuser-Busch and Cervecería Barú Panamá, owned by Heineken International, signed a license agreement to brew and distribute Budweiser in Panamá. It is the first time in Budweiser's 130-year history the brand will be brewed in Central America.

COLOMBIA Anheuser-Busch and Heineken International de Colombia S.A. signed an agreement in February for Heineken to import, distribute and market Budweiser.

UNITED KINGDOM In mid-March, Anheuser-Busch began importing Estrella Damm Barcelona, the flagship beer brand of Grupo Damm, to the United Kingdom.

RUSSIA Anheuser-Busch continues to expand distribution for Bud throughout the top-10 markets in Russia, including Moscow and St. Petersburg.

ARGENTINA Budweiser grew at a double-digit rate for the fifth straight year in Argentina.


Bud
Budweiser
KING OF BEERS





INDIA, with its strong economy, large population and a growing middle class, offers good long-term potential for Anheuser-Busch.

To support this growth, in April 2007 Anheuser-Busch announced it would build in Foshan, China, its first international greenfield brewery. It is scheduled for completion in late 2008.

The Beijing 2008 Olympic Games is an important event for China and with Budweiser as its official international beer sponsor, provides an excellent vehicle for reinforcing Budweiser's super-premium global beer image.

Anheuser-Busch's ownership of China's oldest brewer, The Harbin Brewery Group, Ltd., which was acquired by the company in 2004, has enabled the company to compete in the fast-growing Chinese premium segment with a well-known brand. Since purchasing Harbin, Anheuser-Busch has expanded the Harbin premium brands to more than 70 new markets outside northeast China, the company's traditional stronghold.

Anheuser-Busch also has an important strategic alliance with Tsingtao Brewery Co., Ltd., one of China's oldest and largest brewers. Tsingtao beer is the No. 1 brand in the domestic premium segment and the No. 2 brand in the super-premium segment behind Budweiser. The premium and super-premium segments are the fastest-growing segments in the Chinese beer industry. Tsingtao had an excellent year, with increased volume and profits.

INDIA

In India, Anheuser-Busch and Crown Beers International, Ltd., formed a joint venture to brew, market and distribute Budweiser and other brands in India. The joint venture includes a new state-of-the-art brewery in the southern city of Hyderabad that was completed in March 2007. In June, the first locally produced Budweiser became available in southern and western India, just after the introduction of Armstrong, the joint venture's new premium strong beer. India, with its strong economy, large population and a growing middle class, offers good long-term potential for Anheuser-Busch.

UNITED KINGDOM

While business in Asia saw significant growth, in the United Kingdom Anheuser-Busch faced difficult industry conditions in 2007. Several factors — including excise tax increases and new bans on smoking in pubs and restaurants, combined with unfavorable weather — affected volume, which was down 9.6 percent for the year. The company is taking measures to reduce its cost structure while introducing fresh marketing to capitalize on Budweiser's strong image in the country.

CANADA

In Canada, Anheuser-Busch has a very successful partnership with Labatt Brewing Company, Ltd. Anheuser-Busch and Labatt first partnered in 1980 and today have a licensed brewing, distribution and joint marketing agreement. Budweiser is the No. 1 beer in Canada, and Bud Light is the country's fastest-growing beer and seventh best-selling beer brand, with Bud Light volume growing 30 percent in 2007.

The company continues to build its business and pursue growth internationally. Anheuser-Busch is well-positioned to sustain growth in its overseas operations.


Budweiser
SINCE 1876

Anheuser-Busch International sells Budweiser in more than 80 countries.



Budweiser is brewed locally in

2

outside the United States under the direct supervision of Anheuser-Busch brewmasters.


Profit
Revenue

PACKAGING OPERATIONS

The Anheuser-Busch Packaging Group provides a reliable source of high-quality lids, cans, labels, bottles and other packaging materials for Anheuser-Busch's U.S. beer operation, helping Anheuser-Busch manage the supply, cost and quality of its packaging while delivering strong financial results.

The group performed well in 2007, with a pretax profit of $176 million, up 21 percent over 2006. In addition to can and lid production, label-making and glass operations, ABPG includes an industry-leading aluminum recycling effort. Among the business operations of ABPG:

- **Metal Container Corp.** operates 11 can and lid plants, producing more than 60 percent of the cans the company requires and 75 percent of the lids. In addition, the company is a significant supplier to several major soft drink companies, including PepsiCo, Coca-Cola and Hansen Natural Corp.

- **Anheuser-Busch Recycling Corp.** has a long history of environmental stewardship, and 2008 marks its 30th anniversary. It is one of the world's largest recyclers of aluminum cans, recycling five cans for every four that Anheuser-Busch produces. The unit recycled approximately 800 million pounds of aluminum in 2007, the equivalent of more than 26 billion cans.

- **Precision Printing and Packaging** prints 28 billion labels each year for Anheuser-Busch and for other beverage, food and consumer products companies. The unit implemented significant process improvements in its plant in 2007, contributing to its positive financial performance.

- **Longhorn Glass Corp.** produces longneck glass bottles for the Anheuser-Busch Houston brewery and 8 percent of the company's total glass bottle needs, totaling more than 800 million bottles last year. Longhorn is a glass industry benchmark plant in manufacturing quality and workforce safety.


JOANNE WALKER
Metal Container Corp. employee

Anheuser-Busch recycles more than 125 percent of the cans packaged at its U.S. breweries.

ENTERTAINMENT OPERATIONS

The Anheuser-Busch theme parks enjoyed another successful year in 2007, with increased attendance, greater guest spending and higher profits. This strong financial performance resulted in the third consecutive year of double-digit profit growth.

Busch Entertainment Corporation has long been known for creating one-of-a-kind adventures based on interactive experiences with the natural world. To create a new, unifying identity, in 2007 the nine BEC adventure parks collectively became known as Worlds of Discovery.

All the Worlds of Discovery parks offer guests the opportunity to celebrate, connect and care for the world they share, creating meaningful experiences that last long after the park visit.

A 10th park, called **Aquatica**, opens in spring 2008. This distinctive water park, inspired by the islands of the South Seas, features some of the industry's most thrilling slides and attractions, set amid 60 acres of lush landscaping and featuring up-close animal experiences. Along with Aquatica, the Worlds of Discovery parks are:

- **SeaWorld Orlando**, the world's premier marine life adventure park. *Amusement Today* awarded SeaWorld Orlando a 2007 Golden Ticket Award for Best Marine Life Park.

- **SeaWorld San Antonio**, the world's largest marine life adventure park. In May 2007, a new water coaster ride called Journey to Atlantis opened. The park is celebrating its 20th birthday in April 2008.

- **SeaWorld San Diego**, the original marine life adventure park featuring more than 20 attractions and shows and offering up-close interaction with more than 20,000 marine and aquatic animals. New this year is a children's attraction featuring the popular Sesame Street characters.



During the past seven years, SeaWorld rescued more than 6,000 ill, orphaned and injured animals.


Profit
Attendance

BEC provided free admission to more than 750,000 members of the U.S. military and their families under its Here's to the Heroes program in 2007.



- **Busch Gardens Africa**, an African-themed family park in Tampa, Fla. In spring 2008, the park will open Jungala, its newest and most ambitious park enhancement to date. Set in the Congo area, the 4-acre family attraction offers up-close animal interactions, multi-level climbing play areas, rides and live entertainment.
- **Busch Gardens Europe**, a European-themed park in Williamsburg, Va., opened a new roller coaster in 2007 called Griffon, the world's tallest floorless dive coaster.

Other Worlds of Discovery parks include **Adventure Island** in Tampa, **Water Country USA** in Williamsburg, **Discovery Cove** in Orlando and **Sesame Place** near Philadelphia. The company also announced it would move its headquarters to Orlando, where much of the industry is centered.

ANHEUSER-BUSCH'S COMMITMENT TO THE COMMUNITY

In its 2007 annual ranking of "America's Most Admired Companies," FORTUNE Magazine named Anheuser-Busch America's "Most Admired Beverage Company" for the fourth consecutive year. The company ranked No. 1 in the beverage industry in all categories considered, including social responsibility. Anheuser-Busch shows its commitment to social responsibility in a number of ways:

RESPONSIBLE DRINKING

Anheuser-Busch and its nationwide network of wholesalers have invested more than $675 million since 1982 in community-based programs and national advertising campaigns to promote responsibility and discourage alcohol abuse, including underage drinking and drunk driving. Since 1989, the company and its wholesalers, through various cab and shuttle programs, have provided more than 1 million safe rides home. Preventing underage drinking and encouraging designated drivers remain top priorities for Anheuser-Busch.

ENVIRONMENTAL AWARENESS

Anheuser-Busch has a long history of environmental stewardship, dating back to the late 1800s when its founder, Adolphus Busch, began recycling leftover grain as cattle feed, a tradition that continues today. Since that time, the company has become an industry leader in protecting the environment through support of conservation and recycling programs and by continuing to evaluate advanced technologies that reduce impacts to the environment. To highlight these commitments, the company launched a redesigned environmental Web site, www.ourpledge.com, that features videos of Anheuser-Busch employees discussing the company's efforts to preserve and protect the environment.

CORPORATE PHILANTHROPY

For more than 100 years, Anheuser-Busch and the Anheuser-Busch Foundation have reached out to groups in need, contributing to community organizations across the country and touching countless individual lives. During the past decade alone, the company and its foundation have donated more than $360 million to charitable organizations, including those that support education, health care, the arts, cultural enrichment, social services and environmental conservation. To aid relief efforts for victims of the Southern California wildfires, the Anheuser-Busch Foundation made a financial contribution and donated nearly 500,000 cans of drinking water and 15,000 cans of 180 Energy Drinks to the American Red Cross in 2007. This is just one example of how Anheuser-Busch supports those in need.



BLAIR EVERETT
Fort Collins Brewery
employee

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Anheuser-Busch Companies, Inc., for the three-year period ended December 31, 2007. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

Objectives

Anheuser-Busch remains focused on its three core objectives designed to enhance long-term shareholder value:

- Increasing U.S. beer segment volume and per barrel profitability, which will provide the basis for earnings per share growth and improvement in return on capital employed.
- Increasing international beer segment profit growth. Anheuser-Busch has made significant marketing investments to build recognition of its Budweiser brands outside the United States and owns and operates breweries in China, including Harbin Brewery Group, and in the United Kingdom. The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand, and a 27% equity position in Tsingtao, one of the largest brewers in China and producer of the Tsingtao brand.
- Continued growth in pretax profits and free cash flow from the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings and quality assurance for U.S. beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values and commitment to quality and social responsibility to more than 20 million visitors each year.

Comparison of Operating Results

Anheuser-Busch achieved significant results in 2007, generating strong earnings growth and broadening its beer portfolio to enhance the company's participation in the high-end segment. Revenue per barrel performance was solid and the company managed cost pressures effectively. International beer profits for the year for Anheuser-Busch-owned operations as well as those of the company's equity partners increased significantly, while both the packaging and entertainment segments contributed strong earnings growth. The company also achieved significant increases in operating cash flow, return on capital and cash returned to shareholders.

Comparisons of key operating results for 2007, 2006 and 2005 are summarized in the following tables. In the first quarter 2006, Anheuser-Busch adopted FAS 123R, "Share-Based Payment," which requires expense recognition for stock options and all other forms of equity compensation, based on the fair value of the instruments on the date of grant. To enhance the comparability of all periods presented and provide the fullest understanding of the impact that expensing stock compensation has on the company's financial results, Anheuser-Busch elected to apply the modified retrospective method of adopting FAS 123R and therefore recast operating results from prior years to incorporate the impact of pro forma stock compensation expense related to those years that had been previously disclosed, but not recognized under accounting standards applicable at that time. For financial reporting purposes, stock compensation expense is included in cost of sales and marketing, distribution and administrative expenses, depending on where the recipient's cash compensation is reported. Stock compensation expense is classified as a corporate item for segment reporting and was $.13, $.11 and $.12 per diluted share for 2007, 2006 and 2005, respectively.

Operating results and comparisons to prior years include the impact of various nonrecurring transactions in each year that make direct comparisons of underlying operations between years difficult. The company has therefore normalized certain results within this discussion to facilitate comparison. In 2007, Anheuser-Busch recorded gains on the sale of the company's remaining interest in the Port Aventura theme park in Spain and on the sale of certain beer distribution rights in southern California, and also incurred its pro rata share of a charge by Grupo Modelo for restructuring of Modelo's domestic distribution system and C-store closings. In 2006, the company recorded a one-time deferred income tax benefit resulting from tax legislation in Texas. The normalization items in 2005 are settlement of litigation involving a U.S. beer wholesaler, the favorable impact of settling certain tax matters in Chile related to the sale of the company's former investment in Compañía Cervecerías Unidas S.A. (CCU), a deferred income tax benefit from tax legislation in Ohio and a pretax gain plus a tax benefit on the sale of a portion of the company's Spanish theme park investment. Excluding these normalization items, diluted earnings per share increased 10.3% in 2007, 9.1% in 2006 and decreased 10.5% in 2005. The company believes excluding certain normalization items from its analysis of operating results provides a more accurate basis of comparison among years by eliminating potential distortion of the company's underlying performance trends, both favorable and unfavorable. This is the same basis of comparison used by Anheuser-Busch management and the Board of Directors to evaluate the company's operations. See additional discussion and quantitative analysis on pages 30 through 33.

Following are comparative summaries of key operating results for 2007, 2006 and 2005 (in millions, except per share).

	2007	2006	2007 vs. 2006	
Gross sales	**$18,989**	$17,958	▲$1,031	▲ 5.7%
Net sales	**$16,686**	$15,717	▲$ 969	▲ 6.2%
Income before income taxes	**$ 2,423**	$ 2,277	▲$ 146	▲ 6.4%
Equity income, net of tax	**$ 662**	$ 589	▲$ 73	▲12.5%
Net income	**$ 2,115**	$ 1,965	▲$ 150	▲ 7.6%
Diluted earnings per share	**$ 2.79**	$ 2.53	▲$ .26	▲10.3%

	2006	2005	2006 vs. 2005	
Gross sales	$17,958	$17,254	▲$704	▲ 4.1%
Net sales	$15,717	$15,036	▲$681	▲ 4.5%
Income before income taxes	$ 2,277	$ 2,057	▲$220	▲10.7%
Equity income, net of tax	$ 589	$ 498	▲$ 91	▲18.2%
Net income	$ 1,965	$ 1,744	▲$221	▲12.7%
Diluted earnings per share	$ 2.53	$ 2.23	▲$ .30	▲13.5%

	2005	2004	2005 vs. 2004	
Gross sales	$17,254	$17,160	▲$ 94	▲ 0.5%
Net sales	$15,036	$14,934	▲$102	▲ 0.7%
Income before income taxes	$ 2,057	$ 2,812	▼$755	▼26.8%
Equity income, net of tax	$ 498	$ 404	▲$ 94	▲23.3%
Net income	$ 1,744	$ 2,119	▼$375	▼17.7%
Diluted earnings per share	$ 2.23	$ 2.62	▼$ .39	▼14.9%

SALES

Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. Generally, the higher the net revenue per barrel, the greater the company's gross profit dollars and gross profit margin, with revenue per barrel increases having nearly one and a half times the impact on profits as comparable percentage increases in beer volume. Revenue per barrel is calculated as net sales generated by the company's U.S. beer operations on barrels of beer sold, determined on a U.S. GAAP basis, divided by the volume of beer shipped to U.S. wholesalers. Anheuser-Busch strives to obtain long-term revenue per barrel increases that are slightly above increases in the U.S. Consumer Price Index (CPI). On a constant dollar basis, beer is more affordable today than it was 10 years ago, and the company believes this long-term revenue per barrel strategy allows for continuing future moderate price increases. The company also believes that significant excise tax increases, although not expected, could disrupt the current industry pricing environment because tax increases could trigger retail beer price increases significantly in excess of the CPI. Such price increases would be borne directly by consumers.

The company has led the U.S. brewing industry in sales volume and market share since 1957. Anheuser-Busch reports U.S. beer sales volume based on beer sales to the company's network of independent wholesalers. Higher beer sales-to-wholesalers volume will increase gross profit dollars and potentially increase gross profit margin. Wholesaler sales-to-retailers volume reflects demand for the company's products at the retail level. Higher sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.

WORLDWIDE BEER VOLUME

The company's reported beer volume for the three years ended December 31, 2007, is summarized in the following table (in millions of barrels).

	2007	2006	Change
U.S.	**104.4**	102.3	▲ 2.0%
International	**24.0**	22.7	▲ 5.8%
Worldwide Anheuser-Busch brands	**128.4**	125.0	▲ 2.7%
Equity partner brands	**33.2**	31.6	▲ 4.9%
Total brands	**161.6**	156.6	▲ 3.2%

	2006	2005	Change
U.S.	102.3	101.1	▲ 1.2%
International	22.7	20.8	▲ 9.3%
Worldwide Anheuser-Busch brands	125.0	121.9	▲ 2.6%
Equity partner brands	31.6	26.4	▲19.7%
Total brands	156.6	148.3	▲ 5.6%

	2005	2004	Change
U.S.	101.1	103.0	▼ 1.8%
International	20.8	13.8	▲50.8%
Worldwide Anheuser-Busch brands	121.9	116.8	▲ 4.4%
Equity partner brands	26.4	19.3	▲36.6%
Total brands	148.3	136.1	▲ 9.0%

Worldwide Anheuser-Busch beer volume is composed of U.S. beer volume plus international volume. U.S. beer volume represents beer shipped to wholesalers within the United States, which includes both the company's domestically produced brands and imported brands. International beer volume consists of Anheuser-Busch brands produced overseas by company-owned breweries in China and the United Kingdom and under various license and contract-brewing agreements, plus exports from the company's U.S. breweries. Equity partner brands volume represents the company's ownership percentage share of volume in its equity partners reported on a one-month-lag basis. Total brands combine worldwide Anheuser-Busch brands volume with equity partner brands.

Sales* (dollars in billions)
● Gross Sales ○ Net Sales


$16.3
$17.2
$17.3
$18.0
$19.0
03
04
05
06
07

*The difference between gross sales and net sales represents beer excise taxes.

SALES – 2007 VS. 2006

Anheuser-Busch reported gross sales in 2007 of $19.0 billion, an increase versus the prior year of $1.0 billion, or 5.7%. Net sales were $16.7 billion, up $969 million, or 6.2% compared to 2006. The difference between gross and net sales is beer excise taxes of $2.3 billion. The improvement in net sales is due to contributions from all of the company's operating segments. U.S. beer sales increased $718 million, or 6% on increased revenue per barrel and higher beer shipments. International beer sales were up $99 million, or 10% primarily due to volume increases. Packaging segment net sales improved $35 million, or 2% due to higher can manufacturing and aluminum recycling revenues. Entertainment sales increased $94 million, or 8% from increased attendance and higher ticket pricing and in-park spending.

U.S. beer revenue per barrel increased 3% as a result of successful price increases and favorable brand mix, contributing $373 million of the increase in segment net sales. Beer shipment volume increases of 2% provided $242 million in net sales improvement for the year, while non-beer revenues added $103 million. Wholesaler sales-to-retailers grew 1.3% in 2007. The company's acquired and import brands contributed 170 and 160 basis points of growth to shipments and sales-to-retailers, respectively. Wholesaler inventories for company-produced brands at the end of 2007 were approximately the same as at the end of 2006. U.S. beer industry volume was strong in 2007 for the second year in a row, up approximately 1.4%. The company's estimated U.S. beer market share for 2007 was 48.5% compared to prior year market share of 48.2%. Market share is based on estimated U.S. beer industry shipment volume using information provided by the Beer Institute and the U.S. Department of Commerce.

International volume increased 5.8% for the year, primarily due to increased volume in China, Canada and Mexico, partially offset by lower volume in the United Kingdom. Worldwide Anheuser-Busch brands volume increased 2.7% for the year to 128 million barrels. Equity partner brands volume grew 4.9% on Tsingtao and Modelo volume growth. Total brands volume was up 3.2%, to 162 million barrels for 2007.

SALES – 2006 VS. 2005

The company reported gross sales of $18.0 billion and net sales of $15.7 billion in 2006. Gross sales improved $704 million, or 4%, and net sales were up $681 million, or 4.5%. The difference between gross and net sales is due to beer excise taxes of $2.2 billion. Sales increases for the year were driven by improvement in all operating segments. U.S. beer net sales increased 3%, or $308 million on higher beer sales volume and increased revenue per barrel. International beer segment net sales grew 7%, or $65 million, primarily on volume increases. Packaging segment net sales increased 10%, or $153 million, on higher recycling sales. Entertainment sales increased 9%, or $94 million primarily from increased attendance and higher in-park spending.

U.S. beer revenue per barrel was up 1.4% due to the successful implementation of price increases and discount reductions on a majority of the company's U.S. beer volume. Revenue per barrel contributed $197 million to the segment increase in net sales, including the impact of acquired and import brands. The 1.2% increase in U.S. beer volume added $111 million to the increase in segment net sales. Wholesalers' sales-to-retailers increased 1.1% for the year. Acquired and import brands contributing 0.5 points of growth to both beer volume and sales-to-retailers. Wholesaler beer inventory levels at the end of 2006 were more than 1.5 days below 2005 year-end levels. U.S. beer industry volume was up approximately 2% in 2006. The company's estimated U.S. market share for the full year was 48.2%, compared with 2005 market share of 48.7%. The company's 2006 shipment-based market share comparisons were adversely impacted by the reduction in wholesaler inventories.

International beer volume was up 9.3%, or 1.9 million barrels, on volume growth in China, Canada and Mexico, partially offset by declines in the United Kingdom and Ireland. Worldwide Anheuser-Busch brands volume was up 2.6%, or 3.1 million barrels, to 125.0 million barrels. Equity partner brands volume grew 19.7% for the year, to 31.6 million barrels due to Modelo and Tsingtao volume growth. The company began equity accounting for Tsingtao in May 2005. Total brands volume was up 5.6%, to 156.6 million barrels for the year.

SALES – 2005 VS. 2004

Gross and net sales increased slightly in 2005, to $17.3 billion and $15.0 billion, respectively. Beer excise taxes totaled $2.2 billion. For the year, gross sales increased $94 million, or 0.5%, and net sales improved $102 million, or 1% on sales improvement in international beer, packaging and entertainment operations, partially offset by lower U.S. beer sales. International beer sales were up $123 million, or 15% due primarily to higher beer volume in China, Canada and Mexico. Packaging operations sales were up $116 million, or 8% on higher aluminum prices and increased volume. Entertainment sales increased $96 million, or 10% from higher attendance, increased pricing and increased in-park spending. U.S. beer segment net sales decreased 2.5%, or $285 million, with $206 million of the decrease due to a 1.8% decline in beer sales volume, and $79 million stemming from a 0.5% decrease in revenue per barrel for the year.

U.S. beer sales-to-wholesalers declined 1.8% while wholesaler sales-to-retailers increased 0.2% (selling day adjusted). Sales-to-retailers results were led by the introduction of Budweiser Select. Wholesaler inventories were reduced significantly during 2005, ending the year more than two days lower than the end of 2004. The company's estimated U.S. beer market share for 2005 was 48.7%, compared with 2004 market share of 49.6%. Anheuser-Busch's market share was adversely impacted by the reduction in wholesaler inventories.

International beer volume increased 50.8%, or 7.0 million barrels in 2005 due primarily to increased volume in China, Canada and Mexico, and the impact of the Harbin Brewery acquisition in mid-2004. International volume excluding the impact of Harbin increased 324,000 barrels, or 3.8% for the year. The increase in international beer volume drove a worldwide Anheuser-Busch brands volume increase of 4.4% for 2005, to 121.9 million barrels. Equity partner brands volume grew 7.1 million barrels, or 36.6% in 2005 due to Modelo volume growth and the addition of Tsingtao equity volume beginning in May 2005, partially offset by the loss of volume from the sale of CCU in the fourth quarter 2004. Total brands volume was up 9%, to 148.3 million barrels for the full year 2005.

COST OF SALES

The company continuously strives to reduce costs throughout its manufacturing and distribution systems. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance costs. The company's focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three of the company's 12 breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs for its products through better systemwide coordination with its network of independent wholesalers.

Cost of sales was $10.8 billion for 2007, an increase of $671 million, or 7%. This increase was primarily attributable to incremental costs associated with higher U.S. and international beer volumes, overall higher costs for brewing and packaging materials, higher plant operating costs in U.S beer and packaging operations and higher labor and operating costs for entertainment operations, partially offset by lower energy costs. Incremental costs for 2007 associated with increased U.S. and international beer volume were $318 million and $41 million, respectively. Gross profit as a percentage of net sales was 35.1%, down 20 basis points versus 2006.

For 2006, cost of sales increased $559 million, or 6% to $10.2 billion. The increase in cost of sales is attributable to higher costs for all the company's segments, including costs associated with higher beer volume worldwide; increased packaging materials and plant operating costs for U.S. beer; higher energy costs for all operations; increased aluminum costs for recycling operations; and higher park operating costs for entertainment operations. Incremental costs associated with increased beer volume were $75 million for U.S. beer and $48 million for international operations. Gross profit as percentage of net sales was down 80 basis points for the year, to 35.3% due primarily to lower gross margins for U.S. and international beer and for recycling operations.

Cost of sales was $9.6 billion for 2005, an increase of $586 million, or 6.5%. This increase was attributable to higher costs for all of the company's major business segments, including higher aluminum and other packaging materials expense and increased energy costs for U.S. beer; incremental production costs for international beer associated with higher beer volume and the timing of the Harbin acquisition; increased aluminum, energy and other manufacturing costs for the packaging segment; and higher park operating expenses in entertainment operations. Gross profit as a percentage of net sales decreased 350 basis points, to 36.1%, due primarily to the decreases in U.S. beer sales volume and revenue per barrel combined with increases in U.S. beer production costs.

MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch's strategy and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, the Internet, print and outdoor advertising and event sponsorships.

Marketing, distribution and administrative expenses for 2007 were $3.0 billion, an increase of $150 million, or 5%. The increase is the result of higher U.S. beer marketing costs, including incremental marketing and selling expense for the company's new import beer portfolio, increased marketing costs for entertainment operations and higher delivery costs for company-owned beer wholesalerships and for international beer operations. Administrative expenses in 2007 include asset disposition gains and a FAS 88 settlement charge.

Marketing, distribution and administrative expenses were $2.8 billion for 2006, a decrease of $5 million due to lower marketing expenses for U.S. beer mostly offset by higher marketing costs for international beer in China and for entertainment operations, and increased general and administrative costs. The company also experienced slightly favorable distribution costs for company-owned beer wholesale operations due to having one less location.

Marketing, distribution and administrative expenses for 2005 were $2.8 billion, an increase of $97 million, or 3.5%. The increase is the result of higher marketing and selling costs for both U.S. beer and international beer operations and increased entertainment marketing costs, partially offset by reduced general and administrative expenses. U.S. beer marketing costs were up primarily for the national introduction of Budweiser Select, and to support the beer volume and market share growth initiatives. International beer marketing increased primarily due to the Harbin acquisition. Higher U.S. beer distribution costs were largely the result of increased fuel costs, while international distribution costs increased due to Harbin and higher costs in the United Kingdom.

OPERATING INCOME

Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income. Operating income for 2007 includes the $26.5 million gain from the sale of certain beer distribution rights in southern California, which is shown as a separate line item in the consolidated income statement and is reported as part of the U.S. beer segment. Additionally, 2005 operating results include the one-time $105 million litigation settlement cost which is reported as a separate line item in the income statement and classified as a corporate item for segment reporting.

Anheuser-Busch reported operating income of $2.9 billion in 2007, up $174 million, or 6% on improved results from all business segments, including the U.S. beer distribution rights gain. Operating margin was 17.3%, level versus prior year. Excluding the distribution rights gain, operating income was up 5%, while operating margin declined 10 basis points as shown below.

	2007	2006	Change
Reported operating margin	**17.3%**	17.3%	— pts.
Gain on sale of distribution rights	**(0.1)**	—	(0.1) pts.
Excluding gain on sale of rights	**17.2%**	17.3%	(0.1) pts.

The company generated operating income of $2.7 billion in 2006, an increase of $233 million, or 9% due to increased profits in U.S. beer and entertainment operations and the 2005 litigation settlement. Operating margin for the year was up 80 basis points to 17.3%. Excluding the litigation settlement, operating income was up 5% and operating margin improved 10 basis points, as shown below.

	2006	2005	Change
Reported operating margin	17.3%	16.5%	0.8 pts.
Impact of litigation settlement	—	0.7	(0.7) pts.
Excluding litigation settlement	17.3%	17.2%	0.1 pts.

Operating income of $2.5 billion in 2005 decreased $687 million, or 22% on lower profits in U.S. beer, international beer and packaging operations and the impact of the litigation settlement, partially offset by improved results from entertainment operations. Operating margin for 2005 was 16.5%, a decline of 480 basis points due primarily to reduced U.S. beer sales volume, lower revenue per barrel and higher operating costs, plus the litigation settlement. Excluding the litigation settlement, operating margin decreased 410 basis points, as shown below.

	2005	2004	Change
Reported operating margin	16.5%	21.3%	(4.8) pts.
Impact of litigation settlement	0.7	—	0.7 pts.
Excluding litigation settlement	17.2%	21.3%	(4.1) pts.

INTEREST EXPENSE LESS INTEREST INCOME

Interest expense less interest income was $480.5 million for 2007, $449.5 million for 2006 and $452.1 million for 2005, representing an increase of 7% in 2007, a decrease of 1% in 2006 and an increase of 7% for 2005. The increase in 2007 is due to higher average debt balances during the year partially offset by slightly lower average interest rates and higher interest income. The 2006 result is due to lower average debt balances throughout the year mostly offset by higher average interest rates. The increase in 2005 is primarily due to higher average outstanding debt balances compared with prior year, plus the impact of slightly higher average interest rates. See the Liquidity and Financial Condition section for additional information regarding the company's leverage philosophy and specific changes in the company's debt portfolio.

INTEREST CAPITALIZED

Interest capitalized as part of the cost basis of capital assets was $17.4 million in 2007, $17.6 million in 2006 and $19.9 million in 2005. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates and by market interest rates.

OTHER INCOME/(EXPENSE), NET

Other income/(expense), net includes items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. Earnings from the company's equity investments in U.S. beer wholesalers are included in other income in 2005. The company had consolidated net other expense of $8.2 million in 2007 and $10.8 million in 2006, and net other income of $2.7 million in 2005.

Other expense in 2007 includes the $16 million pretax gain on the sale of the last portion of the company's investment in the Port Aventura theme park in Spain, plus expense associated with the early redemption of the company's 7.125% debentures due 2017. Other income for 2005 includes a $15.4 million pretax gain from the partial sale of the Spanish theme park investment partially offset by expenses incurred to call the company's 7.25% and 7.00% U.S. dollar debentures due 2015 and 2025, respectively. These transactions are all classified as corporate items for business segment reporting.

Income Before Income Taxes
(dollars in millions)


$2,543.9
$2,422.7
03
04
05
06
07

INCOME BEFORE INCOME TAXES — 2007 VS. 2006

The company reported income before income taxes of $2.4 billion for 2007, an increase of 6%, or $146 million due to improved results from all business segments partially offset by higher net interest expense. Reported income before income taxes includes the previously discussed gains from the sale of beer distribution rights in California and the Port Aventura theme park sale in Spain. Excluding these normalization items, pretax income increased 4.5% (see page 33).

Reported U.S. beer pretax income increased $75 million, or 3% on higher revenue per barrel and increased beer volume partially offset by higher production costs and marketing spending, particularly for the company's import beer portfolio. Excluding the gain on the sale of distribution rights, U.S. beer pretax income increased 2%, as shown below.

	2007	2006	Change
Reported U.S. Beer pretax income	**$2,784.0**	$2,709.2	2.8%
Gain on sale of distribution rights	**(26.5)**	—	(1.0)%
U.S. Beer pretax excluding gain	**$2,757.5**	$2,709.2	1.8%

International beer pretax income increased $17 million, or 22% due primarily to increased profits in China, Canada and Mexico, partially offset by lower results in the United Kingdom. Packaging segment pretax income increased $31 million, or 22% on improved performance for all packaging businesses, led by higher can manufacturing and recycling profits. Entertainment segment pretax results improved $30 million, or 13% on increased attendance and higher ticket pricing and in-park spending.

INCOME BEFORE INCOME TAXES — 2006 VS. 2005

On a reported basis, 2006 income before income taxes increased 11%, or $220 million due to higher profits in U.S. beer and entertainment operations. Pretax income increased 6%, when excluding from 2005 results both the $105 million pretax litigation settlement charge and the $15.4 million pretax gain from the sale of the theme park interest in Spain (see page 33). Income before income taxes for U.S. beer was up 3%, or $83 million on higher volume, increased revenue per barrel and lower marketing costs, partially offset by higher beer production costs. Higher costs are primarily attributable to increased costs for aluminum and other packaging materials and energy. International beer pretax income decreased 11%, or $10 million due to lower earnings in the United Kingdom partially offset by increased profits in China, Canada, Ireland and Mexico. Packaging segment pretax income was up 2.5%, or $4 million primarily due to higher can manufacturing profits. Entertainment segment pretax results improved 13%, or $27 million on increased attendance and in-park spending, partially offset by higher park operating expenses and marketing costs.

INCOME BEFORE INCOME TAXES — 2005 VS. 2004

Reported income before income taxes decreased $755 million, or 27% primarily reflecting lower profits in U.S. beer, international beer and packaging operations, partially offset by improved results from entertainment operations. The comparison of income before income taxes includes the impact of the 2005 litigation settlement and in 2004, one-time pretax gains of $19.5 million and $13.4 million from the sale of aluminum commodity hedges and the company's investment in CCU, respectively. Excluding these normalization items from both years to enhance comparability, income before income taxes decreased 23% (see page 33). U.S. beer pretax income decreased

$603 million, or 18% due to lower beer sales volume, reduced revenue per barrel and higher manufacturing costs resulting from commodity cost pressures for aluminum, glass and energy, plus costs for new packaging initiatives such as applied plastic labels and aluminum bottles. Pretax income for international beer decreased $44 million, or 34% for the full year primarily due to lower profits in China and the United Kingdom and the impact of the CCU sale gain in 2004, partially offset by improved results in Canada. Excluding the CCU sale gain, pretax income for international beer decreased 26%, as shown in the following table.

	2005	2004	Change
International beer pretax income	$86.5	$130.9	(33.9)%
Gain on sale of CCU	—	(13.4)	7.5
International beer pretax excluding CCU gain	$86.5	$117.5	(26.4)%

Packaging segment pretax profits were down $22 million, or 14% during 2005 due to higher energy and materials costs for can and glass manufacturing operations and lower profits for the company's aluminum recycling and label manufacturing operations. Entertainment segment pretax results improved $33 million, or 19% due to increased attendance and higher admissions pricing and in-park spending, partially offset by higher park operating expenses. Entertainment results in 2004 were adversely impacted by a series of hurricanes in Florida.

EQUITY INCOME, NET OF TAX

Equity income of $662 million in 2007 represented an increase of $73 million, or 12.5% versus $589 million in 2006. The increase is primarily due to Grupo Modelo volume increases, benefits from Modelo's Crown joint venture and a $29 million benefit from the return of advertising funds that were part of prior import contracts. Equity income in 2007 includes the company's $16 million pro rata share of a charge by Grupo Modelo for the restructuring of Modelo's domestic distribution system and C-store closings. Excluding this charge, equity income increased 15% in 2007 (see page 33).

Equity income for 2006 increased $91 million, or 18% versus prior year primarily due to Grupo Modelo volume increases, pricing growth in Mexico and a lower Mexican income tax rate. Equity income was $498.1 million in 2005, an increase of $94 million, or 23% for the year, reflecting the benefit of Grupo Modelo volume growth, lower Mexican income taxes and the impact of including Tsingtao equity income beginning May 2005, partially offset by the reduction in equity income due to the sale of CCU and a one-time $18 million deferred income tax benefit recognized in 2004 due to a reduction in Mexican corporate income tax rates. The tax benefit in 2004 was partially offset by $8 million of incremental U.S. deferred income taxes in the consolidated income tax provision. Excluding the Mexican income tax benefit from 2004 results, equity income for 2005 increased 29% (see page 33).

NET INCOME AND DILUTED EARNINGS PER SHARE

Diluted earnings per share for all years benefited from the company's ongoing share repurchase program.

Reported net income and diluted earnings per share for 2007 were $2.1 billion and $2.79, respectively. Net income increased $150 million, or 8% compared to 2006 while diluted earnings per share increased 10%, or $.26 for the same period. Comparisons of net income and earnings per share for 2007 versus 2006 include the gains from the sales of distribution rights in southern California and the remaining interest in the Spanish theme park and the company's portion of Modelo's restructuring charge in 2007, plus a $7.8 million benefit from the reduction of deferred income taxes due to state income tax reform legislation in Texas in 2006. Excluding these normalization items to enhance comparability, net income increased 7.5% and diluted earnings per share increased 10% (see page 33).

The company reported 2006 net income of $2.0 billion, a $221 million, or 13% increase versus prior year. Diluted earnings per share increased $.30, or 13.5% to $2.53 for the same period. Comparisons of net income and earnings per share between 2006 and 2005 are impacted by income tax legislation events in both years, as well as the 2005 litigation settlement and pretax gain on the sale of a portion of the Spanish theme park investment. In 2006, Anheuser-Busch recognized the gain from state tax reform legislation in Texas, while in 2005 the company recognized a similar gain of $7.2 million due to tax reform legislation in Ohio, incurred a $3.5 million favorable tax impact from the sale of the Spanish theme park and reported a $6.8 million favorable settlement of certain Chilean taxes associated with the previous sale of the company's equity stake in CCU. Excluding these normalization items to enhance comparability, net income and diluted earnings per share for 2006 increased 8.5% and 9%, respectively (see page 33).

Anheuser-Busch generated net income of $1.7 billion in 2005, a decrease of $374 million, or 18%, while reported diluted earnings per share of $2.23 decreased 15%, or $.39. Excluding all 2005 and 2004 normalization items discussed previously, net income and diluted earnings per share decreased by 13% and 10.5%, respectively, as shown on page 33.

Diluted Earnings per Share
(in dollars)


$2.34
$2.62
$2.23
$2.53
$2.79
03
04
05
06
07

The following summary is provided to make direct comparisons of results easier for 2007, 2006 and 2005 versus prior years by excluding normalization items previously discussed (in millions, except per share). The company believes excluding normalization items better illustrates underlying results by providing a consistent basis of comparison.

	Income Before Income Taxes	Provision For Income Taxes	Equity Income	Net Income	Diluted Earnings Per Share
2007					
Reported	**$2,422.7**	**$(969.8)**	**$662.4**	**$2,115.3**	**$2.79**
Gain on sale of Spanish theme park	**(16.0)**	**6.1**	**—**	**(9.9)**	**(.01)**
Gain on sale of distribution rights	**(26.5)**	**10.2**	**—**	**(16.3)**	**(.02)**
Modelo restructuring	**—**	**—**	**16.0**	**16.0**	**.02**
Excluding normalization items	**$2,380.2**	**$(953.5)**	**$678.4**	**$2,105.1**	**$2.78**
Percentage Change - 2007 vs. 2006					
Reported	6.4%		12.5%	7.6%	10.3%
Excluding normalization items	4.5%		15.2%	7.5%	10.3%
2006					
Reported	$2,276.9	$(900.5)	$588.8	$1,965.2	$2.53
Texas income tax legislation benefit	—	(7.8)	—	(7.8)	(.01)
Excluding normalization item	$2,276.9	$(908.3)	$588.8	$1,957.4	$2.52
Percentage Change - 2006 vs. 2005					
Reported	10.7%		18.2%	12.7%	13.5%
Excluding normalization items	6.1%		18.2%	8.5%	9.1%
2005					
Reported	$2,057.4	$(811.1)	$498.1	$1,744.4	$2.23
Gain on sale of Spanish theme park	(15.4)	(3.5)	—	(18.9)	(.024)
CCU sale Chile tax settlement	—	(6.8)	—	(6.8)	(.009)
Ohio income tax legislation benefit	—	(7.2)	—	(7.2)	(.009)
Litigation settlement	105.0	(12.6)	—	92.4	.118
Excluding normalization items	$2,147.0	$(841.2)	$498.1	$1,803.9	$2.31
Percentage Change - 2005 vs. 2004					
Reported	(26.8)%		23.3%	(17.7)%	(14.9)%
Excluding normalization items	(22.7)%		29.0%	(13.4)%	(10.5)%

INCOME TAXES

The company's fourth quarter effective income tax rate is typically higher than during the rest of the year due to the granting of incentive stock options for which the company cannot assume a future tax deduction.

The company's effective income tax rate of 40.0% in 2007 represents an increase of 50 basis points versus 2006, primarily due to higher taxes on foreign earnings, a lower benefit from capital loss utilization in 2007 and the one-time deferred tax benefit in 2006 from Texas tax legislation. These increases were partially offset by a higher domestic manufacturing deduction rate. Excluding the gains on the distribution rights and Port Aventura sale, the Modelo restructuring charge and the 2006 Texas tax legislation benefit, the effective tax rate was 40.1%, up 20 basis points versus 2006.

Anheuser-Busch's effective tax rate for 2006 was 39.5%, up 10 basis points for the year, and includes a benefit from partial utilization of the litigation settlement capital loss. Excluding the $7.8 million Texas tax legislation benefit from 2006 the effective rate was 39.9%, an increase of 70 basis points primarily due to higher taxes on foreign earnings. This comparison excludes from 2005 the tax impacts of the limited deductibility of the litigation settlement, the $3.5 million benefit related to the partial sale of the Spanish theme park, the $6.8 million for the settlement of CCU tax matters and the $7.2 million Ohio tax legislation benefit.

The 2005 effective income tax rate of 39.4% was up 40 basis points versus 2004. The effective tax rate for 2005 includes the favorable normalization impacts noted above, which were essentially offset by a limited income tax benefit available from the litigation settlement. The tax benefit from the settlement was limited due to not having sufficient capital gains available to allow full deductibility of the loss.

EMPLOYEE-RELATED COSTS

Employee-related costs were $2.8 billion in 2007, an increase of $159 million, or 6% versus 2006. These costs totaled $2.7 billion in 2006, an increase of $89 million, or 3.5% versus 2005 costs of $2.6 billion which had increased $45 million versus the prior year. The changes in employee-related costs primarily reflect changes in annual compensation and benefits expense. Annual compensation totaled $2.1 billion in 2007, $2.0 billion in 2006 and $1.9 billion in 2005, representing increases of $126 million in 2007 and $64 million in 2006, and a decrease in 2005 of $47 million. The decrease in 2005 was primarily due to lower bonus payments and lower stock compensation expense. The remainder of employee-related costs consists of pension, health care and life insurance benefits, 401(k) expense and payroll taxes.

The company had 30,849 full-time employees at December 31, 2007. Full-time employees numbered 30,183 and 31,485 at the end of 2006 and 2005, respectively.

Employee-Related Costs
(dollars in millions)


$2,369.4
$2,539.6
$2,584.4
$2,673.7
$2,832.3
03
04
05
06
07

OTHER TAXES

In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, most notably beer excise taxes. Taxes related to 2007 operations, not including the many indirect taxes included in materials and services purchased, totaled $3.5 billion, an increase of 3.9% versus total taxes in 2006 of $3.4 billion. The increase in 2007 reflects higher beer excise taxes due to increased beer volume, and increased income taxes due to higher pretax earnings. Tax expense in 2006 increased 3.4% compared with total taxes of $3.3 billion in 2005. These figures highlight the significant tax burden on the company and the entire brewing industry.

Proposals to increase excise taxes on beer are addressed by the company and the brewing industry every year. Anheuser-Busch understands that spending cuts or temporary tax increases may be necessary for states to address budget concerns; however, the company believes that states should accomplish this objective in the most efficient and least harmful way possible. The company does not believe excise taxes, which are regressive and primarily burden working men and women, are the solution. To ensure its views on this important matter are known, company and industry representatives meet proactively on an ongoing basis with legislators and administration officials from various states to present arguments against increases in beer excise taxes.

RETURN ON CAPITAL EMPLOYED

Value for shareholders is created when companies earn rates of return in excess of their cost of capital. Anheuser-Busch views the rate of return on capital employed to be an important performance measure because it gauges how efficiently the company is deploying its capital assets. Also, increases in the rate are often considered by the investment community to be a strong driver of stock price, especially in conjunction with earnings per share growth.

The company's rate of return on capital employed was 16.6% in 2007, compared to 15.6% in 2006 and 14% in 2005. Return on capital employed is computed as net income for the year plus after-tax net interest (interest expense less interest capitalized), divided by average net investment. Net investment is defined as total assets less nondebt current liabilities. The return on capital employed ratio measures after-tax performance; therefore net interest cost is tax-effected in the computation for consistency. After-tax net interest expense was $290 million in 2007 and $269 million in both 2006 and 2005, calculated as pretax net interest expense of $467 million, $434 million and $435 million, respectively, less income taxes applied at an assumed 38% rate.

Liquidity and Financial Condition

Anheuser-Busch's strong financial position allows it to pursue its growth strategies while also providing substantial returns to shareholders. Accordingly, the company has established the following priorities for its available cash:

- Investing in core businesses to enhance profit growth. This includes capital expenditures in existing operations, and acquisitions and investments to enhance the company's long-term earnings growth.
- Returning cash to shareholders by consistently increasing dividends in line with growth in earnings per share, and share repurchasing, consistent with the company's leverage target.

The company considers its cash flow to total debt ratio to be one of the most important indicators of leverage, and currently targets a ratio between 25% and 30%. Cash flow to total debt is defined as: operating cash flow before the change in working capital, adjusted for pension contributions less service costs; divided by total debt, adjusted to include the funded status of the company's single-employer defined benefit pension plans. Based on its specific financial position and risk tolerance, Anheuser-Busch believes this leverage target strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company's ratio of cash flow to total debt was 31.8% in 2007, 32.7% in 2006 and 29.5% in 2005.

Ratio of Cash Flow to Total Debt


36.9%
35.1%
29.5%
32.7%
31.8%
03
04
05
06
07

SOURCES AND USES OF CASH

The company's primary source of liquidity is cash provided by operations. Principal uses of cash are capital expenditures, business investments, dividends and share repurchases. Cash generated by each of the company's business segments is projected to exceed funding requirements for that segment's anticipated capital expenditures. Corporate spending on share repurchases and dividend payments, plus possible additional acquisitions, may require the net issuance of debt as the company maintains its cash flow to total debt ratio within its target range. The use of debt financing lowers the company's overall cost of capital and the extent and timing of external financing will vary depending on the company's evaluation of existing market conditions and other factors. The company uses its share repurchase program to manage its leverage position, and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $279 million, $417 million and $224 million, at December 31, 2007, 2006 and 2005, respectively.

Cash at December 31, 2007 was $283 million, an increase of $64 million versus 2006. Anheuser-Busch generated operating cash flow before the change in working capital of $3.0 billion, an increase of $443 million over 2006 and due primarily to increased earnings, higher Grupo Modelo dividends in 2007, $403 million versus $240 million, and a lower discretionary defined benefit pension contribution in 2007, $85 million compared to $214 million in 2006.

Operating Cash Flow Before the Change in Working Capital
(dollars in millions)


$2,912.5
$3,096.6
$2,651.6
$2,520.6
$2,963.1
03
04
05
06
07

OFF-BALANCE-SHEET OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Anheuser-Busch has a long history of paying dividends and expects to continue paying dividends each year. The company also has an active share repurchase program and anticipates continued share repurchase in the future. However, Anheuser-Busch has no commitments or obligations related to dividends, or for the repurchase or pledging of shares. The company has cash commitments in the normal course of business, including operating leases. The company has no off-balance-sheet obligations specifically structured to provide earnings or tax benefits, or to avoid recognition or disclosure of assets or liabilities.

The company's 9% debentures due 2009, 5.5% notes due 2018 and 6.45% debentures due 2037 permit holders to require repayment of the debt prior to its maturity after a decline in the company's credit rating below investment grade. The credit downgrade must either be preceded by or result from a change in control. The total outstanding balance for this debt at December 31, 2007 is $1.35 billion.

The 5.35% notes due 2023 permit beneficiaries of deceased note owners to require repayment of the debt at any time prior to maturity, subject to an annual limit of $25,000 per decedent and a cap on aggregate redemptions of $3.6 million per year. The company redeemed $2.5 million of these notes in 2007 and $2.8 million in 2006.

The company's future cash commitments are shown below, as of December 31, 2007 (in millions).

	2008	2009 and 2010	2011 and 2012	2013 and Thereafter	Total
Capital expenditures	$ 128	$ 82	$ —	$ —	$ 210
Operating leases	126	62	37	263	488
Uncertain tax benefits	12	—	—	99	111
Brewing and packaging materials	509	490	292	228	1,519
Unfunded benefits payments	140	146	152	402	840
Interest payments	476	871	750	5,216	7,313
Maturities of long-term debt	305	753	869	7,213	9,140
Royalty arrangements	95	196	204	1,689	2,184
	$1,791	$2,600	$2,304	$15,110	$21,805

CAPITAL EXPENDITURES

During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures, with the most important financial measure of acceptability for a discretionary capital project being the degree to which its projected discounted cash flow return on investment exceeds the company's cost of capital.

Capital expenditures were $870 million in 2007, $813 million in 2006 and S1.1 billion in 2005, and totaled $4.9 billion during the past five years. The company expects capital expenditures of approximately $975 million in 2008 and is projecting capital spending during the five-year period 2008 - 2012 of approximately $4.6 billion. See Note 13 for information on capital expenditures by business segment.

Capital Expenditures/Depreciation and Amortization (dollars in millions)

● Capital Expenditures ⊙ Depreciation and Amortization


$993.0
$877.2
$1,089.6
$932.7
$1,136.7
$979.0
$812.5
$988.7
$870.0
$996.2
03
04
05
06
07

FINANCING ACTIVITIES

The company's debt balance increased a total of $1.5 billion in 2007, compared with a decrease of $319 million in 2006. Details of debt increases and decreases for the last two years follow.

Changes In Debt

Description	Amount (in millions)	Interest Rate (fixed unless noted)
2007		
Increases:		
U.S. dollar notes	**$ 817.2**	**$500.0 at 5.5%; $300.0 at 5.6%; $17.2 at 5.54%**
U.S. dollar debentures	**500.0**	**6.45%**
Commercial paper	**379.8**	**5.16% wtd. avg., floating**
Industrial revenue bonds	**14.5**	**5.34% wtd. avg.**
Other, net	**40.3**	**Various**
Total increases	**1,751.8**	
Decreases:		
U.S. dollar debentures	**250.0**	**7.125%**
Chinese yuan-denominated notes	**10.1**	**5.74% wtd. avg.**
U.S. dollar notes	**2.5**	**5.35%**
Other, net	**2.4**	**Various**
Total decreases	**265.0**	
Net increase in debt	**$1,486.8**	
2006		
Increases:		
U.S. dollar debentures	$300.0	5.75%
Industrial revenue bonds	17.7	4.98% wtd. avg.
U.S. dollar notes	17.3	5.54%
Other, net	11.3	Various
Total increases	346.3	
Decreases:		
Commercial paper	444.2	5.00% wtd. avg., floating
U.S. dollar EuroNotes	100.0	4.51%
U.S. dollar notes	52.8	$50.0 at 5.6%; $2.8 at 5.35%
Chinese yuan-denominated notes	43.8	5.41% wtd. avg.
Industrial revenue bonds	20.0	6.63% wtd. avg.
Other, net	4.1	Various
Total decreases	664.9	
Net decrease in debt	$318.6	

In addition to long-term debt, Anheuser-Busch issues commercial paper as a source of short-term financing. Commercial paper activity is supported by the company's committed $2.0 billion bank revolving credit agreement that expires in October 2010. This standby credit agreement, which has never been used, provides Anheuser-Busch with an immediate and continuing source of liquidity. Commercial paper borrowings generally fluctuate in conjunction with the seasonality of operations and the timing of long-term debt issuance, with the company experiencing its strongest net positive cash flows in the second and third quarters of the year, and relatively lower net cash flows in the first and fourth quarters. Peak commercial paper borrowings of $1.0 billion and $1.4 billion occurred in December 2007 and February 2006, respectively. Lowest commercial paper borrowings were $285 million in June 2007 and zero in September 2006 Average monthly commercial paper balances outstanding were $720 million during 2007 and $600 million during 2006.

In 2006, the company executed a long-term lease with the City of New York for land to which the company will relocate its New York beer distribution facility. The company is constructing a new warehouse, distribution, vehicle maintenance and office complex on the site as well as making extensive site development improvements for a total cost of approximately $81 million. The development site is located in a low-income distressed area of New York City and investment in the construction project qualifies for certain federal economic development tax incentives. To obtain the tax incentives, the company entered into agreements with Banc of America Community Development Corporation, Enterprise Community Investment, Inc. and certain affiliates that provided $46 million in construction financing, in the form of a project investment of $11 million and loan proceeds totaling $35 million. The $11 million investment is related to the development tax incentives and is being recognized by Anheuser-Busch as a reduction in its cost of financing over the seven-year term of the borrowing.

SHARE REPURCHASE

The company spent $2.7 billion, $746 million and $620 million, to repurchase 53.6 million, 16.7 million and 12.9 million Anheuser-Busch common shares in 2007, 2006 and 2005, respectively. Anheuser-Busch uses its share repurchase program to manage its capital structure consistent with its cash flow to total debt ratio leverage target. The company has historically repurchased significantly more shares each year than it has issued under stock compensation plans, and has repurchased an average of 3% of net shares outstanding annually during the last 10 years. All shares are repurchased under authorization of the board of directors, the latest of which was a 100 million share authorization in December 2006. Also see Note 11.

DIVIDENDS

Dividends are paid in the months of March, June, September and December of each year. Cash dividends paid to shareholders were $932 million in 2007, $872 million in 2006 and $801 million in 2005. In the third quarter of 2007, effective with the September dividend, the board of directors increased the quarterly dividend rate from $.295 to $.33 per share. This increased annual dividends to $1.25 per share, a 10.6% increase compared with $1.13 per share in 2006. The dividend rate in 2006 reflected an increase of 9.7% versus the rate of $1.03 per share in 2005. Quarterly dividends per share for the first and second halves of the year, respectively, were $.295 and $.33 for 2007, $.27 and $.295 for 2006 and $.245 and $.27 for 2005.

Net Income/Dividends Paid (dollars in millions)

● Net Income ◎ Dividends


$1,962.5
$685.4
$2,118.7
$742.8
$1,744.4
$800.8
$1,965.2
$871.6
$2,115.3
$932.4
03
04
05
06
07

COMMON STOCK

At December 31, 2007, registered common stock shareholders numbered 49,732 compared with 51,888 at the end of 2006. The company's common stock is listed on the New York Stock Exchange under the symbol BUD. The closing price of the company's common stock at December 31, 2007 and 2006 was $52.34 and $49.20, respectively. Following are comparative 2007 and 2006 quarterly high and low closing prices for BUD.

Price Range of Anheuser-Busch Common Stock (BUD)

	2007		2006	
	High	Low	High	Low
First quarter	**$51.75**	**$47.97**	$43.98	$40.42
Second quarter	**$54.41**	**$49.19**	$46.96	$41.90
Third quarter	**$52.31**	**$46.95**	$49.91	$45.19
Fourth quarter	**$53.58**	**$48.74**	$49.38	$46.14

Critical Accounting Policies

The SEC defines a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are the accounting policies that Anheuser-Busch believes are essential to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. GAAP.

REVENUE RECOGNITION

The company's revenue recognition policies are simple, straightforward and comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers, based on negotiated arrangements and normal industry practices. As such, alternative recognition and accounting methods are not available to the company.

EQUITY METHOD ACCOUNTING

Anheuser-Busch applies the equity method of accounting whenever it believes it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company's pro rata share of the net earnings of investee companies in the income statement. Cash is received and recognized (as a reduction of the company's investment, not equity income) only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. The company provides incremental U.S. deferred income taxes on equity earnings in excess of dividends received. In 2007, the company had equity income of $662.4 million and received cash distributions from investees of $413.3 million. In 2006, Anheuser-Busch recognized equity income of $588.8 million and received cash distributions from investees of $247.0 million. In 2005, equity income was $498.1 million and cash received was $210.1 million. Consolidation of the company's equity investees would not be appropriate because Anheuser-Busch does not have control of these entities. Therefore, alternative accounting methods are not available. See Note 2 for additional information.

DERIVATIVES

The company's use of derivative financial instruments is limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cash flow or fair value fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. All the company's derivative holdings are designated as hedges of specific underlying business activities, which creates the potential for matching gains and losses on derivatives with corresponding losses and gains on the underlying transactions. Given the company's policy to use only derivatives that are closely related to the underlying transactions, the accounting alternative would be to voluntarily forgo the opportunity for income statement matching of gains and losses, which could introduce volatility into the company's quarterly and annual earnings based on the changes in the market values of the derivatives.

ADVERTISING AND PROMOTIONAL COSTS

Advertising and promotional activities are a key element of the company's strategy, and represent significant annual costs incurred by the company. Advertising production costs are accumulated and expensed the first time the advertisement is shown, while advertising media costs are expensed as incurred. Both of these approaches are acceptable under GAAP and the company applies each consistently, based on the nature of the spending. Applying either method exclusively would not materially alter the timing of expense recognition.

Sales promotion costs are recognized as a reduction of sales when incurred, as required by GAAP. There are no alternative accounting methods available.

POSTRETIREMENT PENSION, HEALTH CARE AND INSURANCE BENEFITS

Anheuser-Busch provides pension plans covering substantially all of its regular employees. The accounting for the majority of these plans under FAS 87, "Employer's Accounting for Pensions," requires that the company use three key assumptions when computing estimated annual pension expense. These assumptions are the long-term rate of return on plan assets, the discount rate applied to the projected pension benefit obligation and the long-term growth rate for salaries.

Of the three key assumptions, only the discount rate is determined by observable market pricing, and it is based on the interest rate derived from matching future pension benefit payments with expected cash flows from high-quality, long-term corporate debt for the same periods. The discount rate used to value the company's pension obligation at any year-end is used for expense calculations the next year — e.g., the December 31, 2007 rate is being used for 2008 expense calculations. For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability. See Note 5 for information on the impact of a 1% change in key pension assumptions.

Anheuser-Busch provides health care and life insurance coverage for most of its retirees after they achieve certain age and years of service requirements. Under FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," the company is required to estimate the discount rate and future health care cost inflation rate in order to determine annual retiree health care and life insurance expense, and to value the related postretirement benefit liability on the balance sheet. Similar to pensions, the discount rate is determined by observable market rates, and it is based on the interest rate derived from matching future postretirement benefits payments with expected cash flows from high-quality, long-term corporate debt for the same periods. Health care inflation rates are recommended by the company's actuarial consultants each year. See Note 5 for information on the impact of a 1% change in the assumed health care inflation rate.

Risk Management

Through its operations and investments, Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, foreign currency denominated capital expenditures, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both U.S. and foreign suppliers, dividends from equity investees and changes in interest rates. In addition to long-term supply agreements, the company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps, and purchased options and collars, to manage certain of these exposures. The company has been impacted by certain changes in underlying market conditions during 2007, 2006 and 2005, particularly cost pressures for commodities. There have been no significant changes in Anheuser-Busch's philosophy and approach for managing these exposures, or in the types of derivative instruments used to hedge the company's risks.

Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes. Specific hedging strategies used depend on several factors, including the nature of the underlying hedged item, the magnitude and volatility of the exposure, the cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure and potential opportunity cost. The company's overall risk management goal is to strike a balance between managing its exposures to market volatility while obtaining the most favorable transaction costs possible. The company monitors the effectiveness of the majority of its hedging structures through regression analysis used to measure both the retrospective and prospective relationships between the expected cash flows or fair value associated with the underlying hedged exposure and the fair value of the derivative hedging instrument. The fair value of derivatives used is the amount the company would pay or receive if terminating any contracts in the open market at a specified point in time. Where there is no basis risk and the anticipated time horizon makes regression analysis impractical, the company monitors effectiveness by measuring the cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative.

Counterparty default risk is considered low because derivatives are either highly liquid exchange-traded instruments with frequent margin position requirements, or over-the-counter instruments transacted with highly rated financial institutions. Bilateral collateral posting arrangements are in place with all over-the-counter derivatives counterparties, who are required to post collateral to Anheuser-Busch whenever the fair value of their positions reach specified thresholds favorable to the company. The same collateral posting requirements and thresholds apply to Anheuser-Busch and its credit ratings if the fair value of its derivatives is unfavorable to the company. All collateral must be cash, U.S. Treasury securities or letters of credit. At December 31, 2007, the company held zero counterparty collateral and had zero collateral outstanding. Given the composition of the company's derivatives portfolio, current market prices for derivatives held and the company's credit rating, material funding needs arising from the company's collateral arrangements are not expected. Collateral thresholds are based on credit ratings from Moody's and Standard & Poor's, respectively, as follows (in millions).

Fair Value Thresholds for Collateral Posting

Counterparties rated at least A2 or A	$30
Counterparties rated A3 and A-	$15
Counterparties rated below A3 or A-	$ 0

Following is a summary of potential unfavorable changes in the fair value of the company's derivative holdings under certain assumed market movements during the last two years (in millions).

	2007	2006
Foreign Currency Risk — Forwards and Options	$ 0.6	$ 0.7
Interest Rate Risk — Interest Rate Swaps	$ 0.4	$ 0.3
Commodity Price Risk — Futures, Swaps and Options	$10.9	$13.8

The potential earnings volatility from derivatives is measured using value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for commodity price exposures. VAR forecasts fair value changes using a Monte Carlo statistical simulation model that incorporates historical correlations among various currencies and interest rates. The VAR model assumes that the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio at a 95% confidence level, based on market history and current conditions. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying price exposures. The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Also, the preceding derivatives volatility analyses ignore changes in the value of the underlying hedged transactions, although the company expects largely offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.

The average daily change in fair value for interest rate swaps in 2007 was $164,000, with a computed one-day high of $1.0 million and a one-day low of zero. The average daily change in fair value for foreign exchange derivatives in 2007 was $100,000, with a computed one-day high of $270,000 and a one-day low of $10,000. Average daily changes for foreign exchange derivatives are computed as the monthly variance in fair value divided by the number of business days in the month.

Anheuser-Busch's exposure to interest rate volatility related to its outstanding debt is low, because the company predominantly issues fixed-rate debt. At December 31, 2007, fixed-rate debt with an approximate average maturity of 15.1 years represented 88% of the company's outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2008, and including the impact of an existing fixed-to-floating interest rate swap, an immediate 100 basis points (1.0 percentage point) increase in the company's effective interest rate would result in incremental interest expense of approximately $11 million over the course of the full year.

Other Matters

FAIR VALUE OF MODELO INVESTMENT

The economic benefit of the company's Modelo investment can be measured in two ways: through equity income, which represents Anheuser-Busch's pro rata share in the net earnings of Modelo, and by the excess of the fair market value of the investment over its cost. The excess of fair market value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange (Bolsa) at December 31, 2007, was $8.7 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CERTIFICATIONS AND GOVERNANCE

The company has included the required CEO and CFO certifications regarding the company's public disclosure as exhibits to its 2007 annual report on Form 10-K filed with the SEC. Also, a CEO certification regarding the company's compliance with corporate governance listing standards has been submitted to the New York Stock Exchange, as required by its listing rules. Available on the company's Web site, www.anheuser-busch.com, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance); code of business conduct for directors, officers and employees; and Anheuser-Busch's corporate governance guidelines.

ENVIRONMENTAL ISSUES

The company is strongly committed to environmental protection and through its environmental management system provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plans capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.

The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any federal or state designated cleanup sites for which Anheuser-Busch has been identified as a potentially responsible party will not materially affect the company's financial position, results of operations or liquidity.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibility for Financial Statements

The company's financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The management of Anheuser-Busch is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report, including the reasonableness of estimates and judgments inherent in the preparation of the financial statements.

The board of directors is responsible for ensuring the independence and qualifications of audit committee members under applicable New York Stock Exchange and U.S. Securities and Exchange Commission standards. The audit committee consists of five nonmanagement directors and oversees the company's financial reporting and internal controls system and meets with management, the independent auditors and the internal auditors periodically to review auditing and financial reporting matters. The audit committee is solely responsible for the selection and retention of the company's independent auditors, subject to shareholder approval. The audit committee held five meetings during 2007 and its report for 2007 can be found in the company's proxy statement.

In addition to the audits of the company's internal control over financial reporting and management's assessment of internal control over financial reporting, PricewaterhouseCoopers LLP, an independent registered public accounting firm, is also responsible for auditing the company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company's financial position, operating results, cash flows and changes in shareholders equity.

Management's Report on Internal Control Over Financial Reporting

It is also management's responsibility to establish and maintain adequate internal control over financial reporting, as such term is defined by the U.S. Securities and Exchange Commission. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the company conducted an assessment of the effectiveness of its internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Based on the company's evaluation under the COSO framework, Anheuser-Busch management concluded that the company's internal control over financial reporting was effective as of December 31, 2007. The company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, as stated in its report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Anheuser-Busch Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 158, *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans,"* as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, MO
February 27, 2008

CONSOLIDATED BALANCE SHEET

Year Ended December 31 (in millions, except per share)	**2007**	**2006**
Assets		
Current Assets		
Cash	**$ 283.2**	$ 219.2
Accounts receivable	**805.2**	720.2
Inventories	**723.5**	694.9
Other current assets	**212.6**	195.2
Total current assets	**2,024.5**	1,829.5
Investments in affiliated companies	**4,019.5**	3,680.3
Plant and equipment, net	**8,833.5**	8,916.1
Intangible assets, including goodwill of $1,134.6 and $1,077.8, respectively	**1,547.9**	1,367.2
Other assets	**729.6**	584.1
Total Assets	**$17,155.0**	$16,377.2
Liabilities and Shareholders Equity		
Current Liabilities		
Accounts payable	**$ 1,464.5**	$ 1,426.3
Accrued salaries, wages and benefits	**374.3**	342.8
Accrued taxes	**106.2**	133.9
Accrued interest	**136.4**	124.2
Other current liabilities	**222.4**	218.9
Total current liabilities	**2,303.8**	2,246.1
Retirement benefits	**1,002.5**	1,191.5
Debt	**9,140.3**	7,653.5
Deferred income taxes	**1,314.6**	1,194.5
Other long-term liabilities	**242.2**	152.9
Shareholders Equity		
Common stock, $1.00 par value, authorized 1.6 billion shares	**1,482.5**	1,473.7
Capital in excess of par value	**3,382.1**	2,962.5
Retained earnings	**17,923.9**	16,741.0
Treasury stock, at cost	**(18,714.7)**	(16,007.7)
Accumulated nonowner changes in shareholders equity	**(922.2)**	(1,230.8)
Total Shareholders Equity	**3,151.6**	3,938.7
Commitments and contingencies	**—**	—
Total Liabilities and Shareholders Equity	**$17,155.0**	$16,377.2

The footnotes on pages 47-63 of this report are an integral component of the company's consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31 (in millions, except per share)	2007	2006	2005
Gross sales	**$18,988.7**	$17,957.8	$17,253.5
Excise taxes	**(2,303.0)**	(2,240.7)	(2,217.8)
Net sales	**16,685.7**	15,717.1	15,035.7
Cost of sales	**(10,836.1)**	(10,165.0)	(9,606.3)
Gross profit	**5,849.6**	5,552.1	5,429.4
Marketing, distribution and administrative expenses	**(2,982.1)**	(2,832.5)	(2,837.5)
Gain on sale of distribution rights	**26.5**	—	—
Litigation settlement	—	—	(105.0)
Operating income	**2,894.0**	2,719.6	2,486.9
Interest expense	**(484.4)**	(451.3)	(454.5)
Interest capitalized	**17.4**	17.6	19.9
Interest income	**3.9**	1.8	2.4
Other income/(expense), net	**(8.2)**	(10.8)	2.7
Income before income taxes	**2,422.7**	2,276.9	2,057.4
Provision for income taxes	**(969.8)**	(900.5)	(811.1)
Equity income, net of tax	**662.4**	588.8	498.1
Net income	**$ 2,115.3**	$ 1,965.2	$ 1,744.4
Basic earnings per share	**$ 2.83**	$ 2.55	$ 2.24
Diluted earnings per share	**$ 2.79**	$ 2.53	$ 2.23

The footnotes on pages 47-63 of this report are an integral component of the company's consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

Year Ended December 31 (in millions, except per share)	2007	2006	2005
Common Stock, $1.00 Par Value			
Balance, beginning of period	**$ 1,473.7**	$ 1,468.6	$ 1,463.0
Shares issued under stock plans	**8.8**	5.1	5.6
Balance, end of period	**$ 1,482.5**	$ 1,473.7	$ 1,468.6
Capital in Excess of Par Value			
Balance, beginning of period	**$ 2,962.5**	$ 2,685.9	$ 2,387.9
Stock compensation related	**135.7**	138.2	134.1
Shares issued under stock plans	**283.5**	138.4	163.9
Restricted stock cancellations	**0.4**	—	—
Balance, end of period	**$ 3,382.1**	$ 2,962.5	$ 2,685.9
Retained Earnings			
Balance, beginning of period	**$ 16,741.0**	$ 15,698.0	$ 14,754.4
Net income	**2,115.3**	1,965.2	1,744.4
Common dividends paid (per share: 2007, $1.25; 2006, $1.13; 2005, $1.03)	**(932.4)**	(871.6)	(800.8)
Deferred income tax adjustment	**—**	(50.6)	—
Balance, end of period	**$ 17,923.9**	$ 16,741.0	$ 15,698.0
Treasury Stock			
Balance, beginning of period	**$(16,007.7)**	$ (15,258.9)	$(14,638.5)
Treasury stock acquired	**(2,707.1)**	(745.9)	(620.4)
Stock compensation related	**0.2**	—	—
Restricted stock cancellations	**(0.1)**	(2.9)	—
Balance, end of period	**$(18,714.7)**	$(16,007.7)	$(15,258.9)
Accumulated Nonowner Changes in Shareholders Equity			
Balance, beginning of period	**$ (1,230.8)**	$ (913.8)	$ (988.9)
Foreign currency translation gains/(losses)	**105.2**	(70.2)	184.5
Deferred hedging gains/(losses)	**(2.0)**	4.5	(1.1)
Deferred securities valuation gains/(losses)	**(0.3)**	1.0	(95.6)
Deferred retirement benefits costs	**205.7**	159.7	(12.7)
Nonowner changes in shareholders equity, net of deferred income taxes	**308.6**	95.0	75.1
Adoption impact of FAS 158	**—**	(412.0)	—
Balance, end of period	**$ (922.2)**	$ (1,230.8)	$ (913.8)
Total Shareholders Equity	**$ 3,151.6**	$ 3,938.7	$ 3,679.8
Net Income and Nonowner Changes in Shareholders Equity			
Net income	**$ 2,115.3**	$ 1,965.2	$ 1,744.4
Nonowner changes in shareholders equity, net of deferred income taxes	**308.6**	95.0	75.1
Combined Net Income and Nonowner Changes in Shareholders Equity	**$ 2,423.9**	$ 2,060.2	$ 1,819.5

The footnotes on pages 47-63 of this report are an integral component of the company's consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31 (in millions)	**2007**	**2006**	**2005**
Cash Flow from Operating Activities			
Net Income	**$ 2,115.3**	$ 1,965.2	$ 1,744.4
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**996.2**	988.7	979.0
Stock compensation expense	**135.9**	122.9	134.1
Decrease in deferred income taxes	**(65.9)**	(45.8)	(39.1)
Gain on sale of business	**(42.5)**	—	(15.4)
Undistributed earnings of affiliated companies	**(249.1)**	(341.8)	(288.0)
Other, net	**73.2**	(168.6)	136.6
Operating cash flow before the change in working capital	**2,963.1**	2,520.6	2,651.6
(Increase)/Decrease in working capital	**(23.5)**	188.8	50.3
Cash provided by operating activities	**2,939.6**	2,709.4	2,701.9
Cash Flow from Investing Activities			
Capital expenditures	**(870.0)**	(812.5)	(1,136.7)
New business acquisitions	**(155.7)**	(101.0)	—
Proceeds from sale of business	**41.6**	—	48.3
Cash used for investing activities	**(984.1)**	(913.5)	(1,088.4)
Cash Flow from Financing Activities			
Increase in debt	**1,708.2**	334.8	100.0
Decrease in debt	**(265.0)**	(663.3)	(456.0)
Dividends paid to shareholders	**(932.4)**	(871.6)	(800.8)
Acquisition of treasury stock	**(2,707.1)**	(745.9)	(620.4)
Shares issued under stock plans	**304.8**	143.5	161.4
Cash used for financing activities	**(1,891.5)**	(1,802.5)	(1,615.8)
Net increase/(decrease) in cash during the year	**64.0**	(6.6)	(2.3)
Cash, beginning of year	**219.2**	225.8	228.1
Cash, end of year	**$ 283.2**	$ 219.2	$ 225.8

The footnotes on pages 47-63 of this report are an integral component of the company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

ACCOUNTING PRINCIPLES AND POLICIES

This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc., and its subsidiaries is provided to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company is required to make certain estimates in preparing the financial statements that impact the reported amounts of certain assets, liabilities, revenues and expenses. All estimates are based on the company's best information at the time and are in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates, and any such differences are recognized when incurred.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, uses the equity method of accounting for investments in which the company is able to exercise significant influence, and uses the cost method for all other equity investments. All significant intercompany transactions are eliminated. Minority interests in the company's consolidated China subsidiaries are not material.

REVENUE RECOGNITION

The company's revenue recognition practices comply with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped domestically to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned beer wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company's products to retail customers. For international beer and packaging operations, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit a park location, rather than when advance or season tickets are sold.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are reported at net realizable value. This value includes an allowance for estimated uncollectible receivables, which is charged to the provision for doubtful accounts. Estimated uncollectible receivables are based on the amount and status of past-due accounts, contractual terms of the receivables and the company's history of uncollectible accounts.

FOREIGN CURRENCY

Financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation adjustments associated with net assets are reported in nonowner changes in equity and are not recognized in the income statement until the investment is sold.

Exchange rate gains or losses related to foreign currency transactions are recognized in the income statement as incurred, in the same financial statement caption as the underlying transaction, and are not material for any year shown.

TAXES COLLECTED FROM CUSTOMERS

Taxes collected from customers and remitted to tax authorities are state and federal excise taxes on beer shipments and local and state sales taxes on attendance, food service and merchandise transactions at the company's theme parks. Excise taxes on beer shipments are shown in a separate line item in the consolidated income statement as reduction of gross sales. Sales taxes collected from customers are recognized as a liability, with the liability subsequently reduced when the taxes are remitted to the tax authority. Entertainment operations collected from customers and remitted to tax authorities total sales taxes of $67.4 million, $62.0 million and $56.4 million, respectively, in 2007, 2006 and 2005.

DELIVERY COSTS

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the company reports pass-through freight costs on beer shipped to independent beer wholesalers in cost of sales. Reimbursements of these costs by wholesalers are reported in sales.

Costs incurred by company-owned beer wholesalers to deliver beer to retail customers are included in marketing, distribution and administrative expenses. These costs are considered marketing related because in addition to product delivery, drivers provide substantial marketing and other customer service functions to retailers including product display, shelf space management, distribution of promotional materials, draught line cleaning and product rotation. Delivery costs associated with company-owned beer wholesalers totaled $304.5 million, $274.1 million and $277.5 million, respectively, in 2007, 2006 and 2005.

ADVERTISING AND PROMOTIONAL COSTS

Advertising production costs are deferred and expensed the first time the advertisement is shown. Advertising media costs are expensed as incurred. Advertising costs are recognized in marketing, distribution and administrative expenses and totaled $782.7 million in 2007, $771.2 million in 2006 and $849.8 million in 2005.

Sales promotion costs are recognized as a reduction of sales when incurred, and totaled $688.6 million in 2007, $675.3 million in 2006 and $716.7 million in 2005.

FINANCIAL DERIVATIVES

Anheuser-Busch uses financial derivatives to mitigate the company's exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives for profit.

The company accounts for its derivatives in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," which requires all derivatives to be carried on the balance sheet at fair value and meet certain documentary and analytical requirements to qualify for hedge accounting treatment. Hedge accounting creates the potential for an income statement match between the changes in fair values of derivatives and the changes in cost or values of the associated underlying transactions, generally in cost of sales, but also in marketing, distribution and administrative expense. By policy, derivatives held by the company must be designated as hedges of specific exposures at inception, with an expectation that changes in the fair value will essentially offset the change in cost or value for the underlying exposure. Liquidation of derivative positions is required whenever it is subsequently determined that an underlying transaction is not going to occur, with any gains or losses recognized in the income statement on liquidation. Fair values of derivatives are determined from market observation or dealer quotation. Commodities derivatives outstanding at December 31, 2007 all have initial terms of three years or less and the associated underlying transactions are expected to occur within that time frame.

Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of the change in fair value reported in nonowner changes in equity until the underlying transaction occurs. Amounts due from counterparties (unrealized hedge gains) or owed to counterparties (unrealized hedge losses) are included in current assets and current liabilities, respectively.

See Note 3 for additional information on underlying hedge categories, notional and fair values of derivatives, types and classifications of derivatives used, and gains and losses from hedging activity.

INCOME TAXES

The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes." See Note 7 for additional information on the company's provision for income taxes, deferred income tax assets and liabilities and effective tax rate.

In the first quarter of 2007, the company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." Under the Interpretation, realization of an uncertain income tax position must be estimated as "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, the recognition of tax benefits recorded in the financial statements must be based on the amount most likely to be realized assuming a review by tax authorities having all relevant information. The Interpretation also clarified the financial statement classification of tax-related penalties and interest and set forth new disclosures regarding unrecognized tax benefits.

RESEARCH AND DEVELOPMENT COSTS AND START-UP COSTS

Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

CASH

Cash includes cash in banks, demand deposits and investments in short-term marketable securities with original maturities of 90 days or less.

INVENTORIES

Inventories are valued at the lower of cost or market. The company uses the last-in, first-out method (LIFO) valuation approach to determine cost primarily for domestic production inventories, and uses average cost valuation primarily for international production and retail merchandise inventories. LIFO was used for 63% and 68% of total inventories at December 31, 2007 and 2006, respectively. Had the average cost method been used for all inventories as of December 31, 2007 and 2006, the value of total inventories would have been $183.6 million and $137.9 million higher, respectively. Following are the components of the company's inventories as of December 31 (in millions).

	2007	2006
Raw materials and supplies	**$365.4**	$385.6
Work in process	**109.9**	110.8
Finished goods	**248.2**	198.5
Total inventories	**$723.5**	$694.9

INTANGIBLE ASSETS

Anheuser-Busch's intangible assets consist of trademarks, beer distribution rights and goodwill. Trademarks and beer distribution rights meeting criteria for separate recognition as specified by FAS 142, "Goodwill and Other Intangible Assets," are recognized in distinct asset categories. Trademarks include purchased trademarks, brand names, logos, slogans or other recognizable symbols associated with the company's products. Trademarks are not amortized due to having indefinite lives. Domestic beer distribution rights are associated with company-owned beer wholesale operations and represent the exclusive legal right to sell the company's products in defined geographic areas. The carrying values of these rights have indefinite lives and are not amortized, primarily due to the company's intent to operate its wholesalerships in perpetuity and the lives not being contractually or statutorily limited. International distribution rights relate to operations in the United Kingdom and China and are being amortized over their respective useful lives. The company's distribution rights in the United Kingdom are contractually limited and expire in 2029. Distribution rights in China are being amortized over seven years, through 2011, based on independent valuation appraisal and normal practice in China. The company analyzes its trademarks and product distribution rights for potential impairment annually, based on projected future cash flows and observation of independent beer wholesaler exchange transactions.

The company recognizes the excess of the cost of acquired businesses over the fair value of the net assets purchased as goodwill. Goodwill related to consolidated businesses is included in intangible assets on the balance sheet while goodwill associated with the company's equity investments (primarily Grupo Modelo) is included in investments in affiliated companies. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, with ongoing recoverability based on applicable operating unit performance, consideration of significant events or changes in the overall business environment and comparable market transactions. The impairment analysis for consolidated goodwill is performed at the reporting unit level using a two-step process. The first step is a comparison of the fair value of the business, determined using future cash flow analysis and/or comparable market transactions, to its recorded amount on the balance sheet. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill to the recorded goodwill balance. A review of goodwill completed in the fourth quarter of 2007 found no impairment. Goodwill related to equity investments is tested for impairment if events or circumstances indicate the entire investment could be impaired. Recoverability testing for equity investment goodwill is based on a combination of future cash flow analysis and consideration of pertinent business and economic factors. See Note 4 for additional information on changes in the balances of intangible assets.

COMPUTER SYSTEMS DEVELOPMENT COSTS

The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Computer systems development costs not meeting the proper criteria for capitalization, including systems re-engineering costs, are expensed as incurred.

PLANT AND EQUIPMENT

Fixed assets are carried at original cost less accumulated depreciation, and include expenditures for new facilities and expenditures that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; and computer equipment, three years. When fixed assets are retired or sold, the net book value is eliminated and any gain or loss on disposition is recognized in cost of sales for operating assets and administrative expenses for corporate assets. The components of plant and equipment as of December 31 are summarized below (in millions).

	2007	2006
Land	**$ 301.5**	$ 297.7
Buildings	**5,275.2**	5,123.6
Machinery and equipment	**13,188.7**	12,919.3
Construction in progress	**462.1**	369.5
Plant and equipment, at cost	**19,227.5**	18,710.6
Accumulated depreciation	**(10,394.0)**	(9,794.5)
Plant and equipment, net	**$ 8,833.5**	$ 8,916.1

VALUATION OF SECURITIES

For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, the company classifies its investments as "available for sale" and adjusts the carrying values of those securities to fair market value each period. Market valuation gains or losses are deferred in nonowner changes in shareholders equity and are not recognized in the income statement until the investment is sold. The only investment currently accounted for under FAS 115 is an immaterial investment in the common stock of Kirin Brewing Company, Ltd. of Japan. In 2005, deferred market valuations also included noncash changes in the value of convertible debt issued to the company by its strategic partner in China, Tsingtao Brewery. See Note 2 for additional discussion of the company's investment in Tsingtao.

ISSUANCE OF STOCK BY EQUITY INVESTEES

The company has elected to treat issuances of common stock by equity investees as equity transactions per SEC Staff Accounting Bulletin No. 52, and therefore recognizes no gain or loss when shares are issued.

2. International Equity Investments

GRUPO MODELO

Anheuser-Busch owns a 35.12% direct interest in Grupo Modelo, S.A.B. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, and a 23.25% direct interest in Modelo's operating subsidiary Diblo, S.A. de C.V. (Diblo). The company's direct investments in Modelo and Diblo give Anheuser-Busch an effective (direct and indirect) 50.2% equity interest in Diblo. Anheuser-Busch holds nine of 19 positions on Modelo's board of directors (with the Controlling Shareholders Trust holding the other 10 positions) and also has membership on the audit committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investments using the equity method. The total cost of the company's investments was $1.6 billion. The carrying values of the Modelo investment were $3.6 billion and $3.4 billion, respectively, at December 31, 2007 and 2006. Included in the carrying amounts of the Modelo investment is goodwill of $540.1 million and $536.6 million, respectively. Changes in goodwill during 2007 and 2006 are primarily due to changes in exchange rates between the U.S. dollar and Mexican peso.

Dividends received from Grupo Modelo in 2007 totaled $403.1 million, compared to $240.0 million and $203.6 million in 2006 and 2005, respectively. Dividends are paid based on a free-cash-flow distribution formula in accordance with the Investment Agreement between the companies and are recorded as a reduction in the carrying value of the company's investment. Cumulative unremitted earnings of Grupo Modelo totaled $2.1 billion at December 31, 2007.

Summary financial information for Grupo Modelo as of and for the three years ended December 31 is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles on a one-month lag basis, and include the impact of Anheuser-Busch's purchase accounting adjustments.

	2007	2006	2005
Cash and marketable securities	**$1,932.2**	$2,094.0	$1,640.5
Other current assets	**$1,181.2**	$1,017.6	$ 933.3
Noncurrent assets	**$5,143.4**	$4,538.5	$4,592.8
Current liabilities	**$ 678.9**	$ 524.7	$ 407.1
Noncurrent liabilities	**$ 317.7**	$ 345.9	$ 411.3
Net sales	**$5,321.3**	$5,072.1	$4,399.0
Gross profit	**$2,683.0**	$2,643.9	$2,315.1
Minority interest	**$ 3.5**	$ 1.5	$ 1.3
Net income	**$1,276.7**	$1,141.1	$ 966.8

TSINGTAO

Since 2003, Anheuser-Busch has participated in a strategic alliance with Tsingtao Brewery Company, Ltd., one of the largest brewers in China and producer of the Tsingtao brand. Through March 2005, the company had invested $211 million in Tsingtao, in the form of a 9.9% equity stake in Tsingtao common shares and two convertible bonds. The 9.9% equity interest was accounted for under the cost method through April 2005, at which time the company converted its bonds into Tsingtao Series H common shares. The bond conversion increased Anheuser-Busch's economic ownership in Tsingtao from 9.9% to 27%, and its voting stake from 9.9% to 20%. Local government authorities hold the proxy voting rights for the 7% difference between the company's voting and economic stakes. The increased economic stake allowed Anheuser-Busch to nominate an additional director, giving the company two of 11 board seats and representation on related committees. Because of the increased share and voting ownership and board representation, Anheuser-Busch believes it has the ability to exercise significant influence and therefore began applying the equity method of accounting for Tsingtao in May 2005, on a one-month lag basis. The carrying values of the company's Tsingtao investment were $276.8 million and $241.9 million, respectively, at December 31, 2007 and 2006. Dividends received from Tsingtao totaled $10.2 million in 2007 and $7.0 million in 2006.

In 2003, the company loaned Tsingtao $15 million for a term of five years at an annual interest rate of 1%. The loan provided Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.

3. Derivatives and Other Financial Instruments

DERIVATIVES

Under FAS 133, derivatives qualifying for deferral accounting are classified as fair value, cash flow or foreign currency denominated net investment hedges, depending on the nature of the underlying exposure. The company's interest rate and foreign currency denominated hedges are either fair value or cash flow hedges, while commodity cost hedges are cash flow hedges. Commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs, and include aluminum, rice, corn and natural gas. The company's primary foreign currency exposures result from transactions and investments denominated in Mexican pesos, Chinese yuan, Canadian dollars, British pounds sterling and euros. With the exception of foreign currency denominated capital expenditures, these exposures are long, meaning the company has or generates surplus quantities of these currencies.

Fair value hedges are accounted for by recognizing the changes in fair values for both the derivative and the underlying hedged exposure in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in cost or value of the underlying exposure is deferred in nonowner changes in shareholders equity, and later reclassified into earnings to match the impact of the underlying transaction when it occurs. Net investment hedges are accounted for in the foreign currency translation account in nonowner changes in shareholders equity. Regardless of classification, a hedge that is 100% effective will result in zero net earnings impact while the derivative is outstanding. To the extent that any hedge is not effective at offsetting cost or value changes in the underlying exposure, there could be a net earnings impact. Gains and losses from the ineffective portion of any hedge are recognized in the income statement immediately.

Below are the notional transaction amounts and fair values for the company's outstanding derivatives at December 31 (in millions, with brackets indicating a deferred loss position). Because the company hedges only with derivatives that have high correlation with the underlying transaction cost or value, changes in derivatives fair values and the underlying cost are expected to largely offset.

	2007		2006	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Foreign currency				
Forwards	**$ 91.8**	**$ 1.0**	$115.3	$ 2.7
Options	**282.2**	**3.7**	306.5	4.4
Total foreign currency	**374.0**	**4.7**	421.8	7.1
Interest rate				
Swaps	**100.0**	**0.1**	100.0	(1.3)
Commodity price				
Options	**1.5**	**0.1**	—	—
Swaps	**31.9**	**(4.7)**	22.2	(4.1)
Futures and forwards	**68.9**	**11.1**	111.9	8.4
Total commodity price	**102.3**	**6.5**	134.1	4.3
Total outstanding derivatives	**$576.3**	**$11.3**	$655.9	$10.1

The following table shows derivatives gains and losses deferred in nonowner changes in shareholders equity as of December 31 (in millions). The amounts shown for 2006 and 2005 were subsequently recognized in earnings as the hedged transactions took place, mostly in the next year. The gains and losses deferred as of December 31, 2007 are generally expected to be recognized in 2008 as the underlying transactions occur. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because some of the company's derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations.

	2007	2006	2005
Deferred gains	**$ 5.6**	$ 9.2	$ 2.6
Deferred losses	**(5.4)**	(5.9)	(6.4)
Net deferred gains/(losses)	**$ 0.2**	$ 3.3	$(3.8)

Following are derivative gains and losses recognized in earnings during the years shown (in millions). As noted, effective gains and losses had been deferred over the life of the transaction and recognized simultaneously with the impact of price or value changes in the underlying transactions. Ineffective gains and losses were recognized throughout the year when it was evident they did not precisely offset corresponding price or value changes.

	2007	2006	2005
Effective gains			
Cash flow hedges	**$ 5.7**	$ 1.5	$ 20.1
Fair value hedges	**7.6**	5.6	0.5
Total effective gains	**13.3**	7.1	20.6
Effective losses			
Cash flow hedges	**(18.6)**	(34.0)	(8.1)
Fair value hedges	**(6.1)**	(24.8)	(6.0)
Total effective losses	**(24.7)**	(58.8)	(14.1)
Net effective gains/(losses)	**$(11.4)**	$(51.7)	$ 6.5
Net ineffective gains	**$ 9.2**	$ 2.2	$ 0.2

CONCENTRATION OF CREDIT RISK

The company does not have a material concentration of credit risk.

NONDERIVATIVE FINANCIAL INSTRUMENTS

Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $16.1 million, $17.6 million and $15.3 million at December 31, 2007, 2006 and 2005, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $9.3 billion and $7.7 billion at December 31, 2007 and 2006, respectively.

4. Intangible Assets

The following table shows the activity in goodwill, beer distribution rights and trademarks during the three years ended December 31 (in millions). International beer distribution rights have a combined gross cost of $57.1 million and a remaining unamortized balance of $35.5 million at December 31, 2007. The company expects amortization expense of approximately $6.0 million per year related to international distribution rights over the next five years.

	Trademarks	Beer Distribution Rights	Goodwill
Balance at Dec. 31, 2004	$ 44.4	$206.9	$1,509.2
Domestic beer wholesaler disposition	—	(5.6)	—
Disposition of domestic beer wholesaler equity investment	—	(20.9)	—
Tsingtao investment	97.9	11.6	—
Harbin purchase accounting adjustments	—	—	34.3
Amortization of international distribution rights	—	(4.7)	—
Foreign currency translation	3.5	(1.7)	49.0
Balance at Dec. 31, 2005	145.8	185.6	1,592.5
Harbin minority interest buyout	—	—	20.5
Acquisition of Rolling Rock brands	79.3	3.0	—
Acquisition of Grolsch and Tiger import rights	—	9.2	—
Domestic beer wholesaler equity investment	—	27.8	—
Disposition of domestic beer wholesaler equity investment	—	(14.8)	—
Amortization of international distribution rights	—	(5.6)	—
Foreign currency translation	4.6	3.3	1.4
Balance at Dec. 31, 2006	229.7	208.5	1,614.4
Harbin minority interest buyout	—	—	**7.3**
Acquisition of InBev brands import rights	—	**65.9**	—
Acquisition of Monster brands distribution rights	—	**5.3**	—
Acquisition of U.S. beer distribution rights	—	**59.8**	—
Amortization of international beer distribution rights	—	**(5.9)**	—
Foreign currency translation	**10.1**	**1.4**	**53.0**
Balance at Dec. 31, 2007	**$239.8**	**$335.0**	**$1,674.7**

5. Retirement Benefits

ADOPTION OF FAS 158

Effective with its December 31, 2006 financial statements, Anheuser-Busch adopted FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." FAS 158 focuses primarily on balance sheet reporting for the funded status of benefit plans and requires recognition of benefit liabilities for underfunded plans and benefit assets for overfunded plans, with offsetting impacts to nonowner changes in shareholders equity. Anheuser-Busch was in a net underfunded position for its pension and retiree health care plans and therefore recognized incremental retirement benefit liabilities on adoption. Additionally, the company reclassified its pension liability from other long-term liabilities to retirement benefits on the consolidated balance sheet.

FAS 158 also requires companies to measure benefit plan assets and liabilities as of the balance sheet date for financial reporting purposes, eliminating the current approach of using a measurement date up to 90 days prior to the balance sheet date. The effective date for this change is delayed until year-end 2008. The company currently uses an October 1 measurement date and will adopt a December 31 measurement date in 2008 as required. Adopting the new measurement date will require a one-time adjustment to retained earnings under the transition guidance in FAS 158. None of the changes prescribed by FAS 158 will impact the company's results of operations or cash flows.

PENSION BENEFITS

The company sponsors pension plans for its employees. Net annual pension expense for single-employer defined benefit plans and total pension expense for the three years ended December 31 are presented in the following table (in millions). Contributions to multiemployer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for these plans and for defined contribution plans equals cash contributions made by Anheuser-Busch. Effective November 30, 2006, the chairman of the board, the president and chief executive officer and certain other senior executives retired as executive officers of the company and received lump sum pension payments from the supplemental executive retirement plan. The total of the lump sum payouts represented a portion of the supplemental plan's projected benefit obligation sufficient enough to constitute a plan settlement per FAS 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans." Because the retirements occurred after the company's pension measurement date of October 1, and in accordance with FAS 88 settlement accounting, liabilities related to the supplemental plan were remeasured as of December 15, 2006 with the related deferred actuarial losses recognized in the first quarter 2007.

	2007	2006	2005
Service cost (benefits earned during the year)	**$ 97.8**	$ 102.7	$ 94.2
Interest cost on projected benefit obligation	**178.4**	170.0	168.3
Assumed return on plan assets	**(208.3)**	(198.6)	(194.9)
Amortization of prior service cost	**20.1**	21.9	22.0
Amortization of net actuarial losses	**65.2**	90.9	66.8
FAS 88 settlement	**19.0**	—	—
Single-employer defined benefit plans	**172.2**	186.9	156.4
Multiemployer plans	**16.7**	16.2	16.2
Defined contribution plans	**21.0**	20.1	19.1
Total pension expense	**$ 209.9**	$ 223.2	$ 191.7

The measurement date for the company's pension accounting is October 1. The key actuarial assumptions used in determining the annual pension expense and funded status for single-employer defined benefit plans for the three years ended December 31 follow.

	2007	2006	2005
Annual expense			
Discount rate	**6.0%**	5.5%	6.0%
Long-term return on plan assets	**8.5%**	8.5%	8.5%
Rate of compensation growth	**4.0%**	4.0%	4.25%
Funded status			
Discount rate	**6.4%**	6.0%	5.5%
Rate of compensation growth	**4.0%**	4.0%	4.0%

For informational purposes, following is a summary of the potential impact on 2007 annual pension expense of a hypothetical 1% change in actuarial assumptions (in millions). Brackets indicate annual pension expense would be reduced. Modification of these assumptions does not impact the company's pension funding requirements.

Assumption	2007 Rate	Impact of 1% Increase	Impact of 1% Decrease
Long-term return on assets	8.5%	$(26.3)	$ 26.3
Discount rate	6.4%	$(47.1)	$ 54.5
Compensation growth rate	4.0%	$ 20.9	$(18.5)

Pension assets or liabilities are recognized for the funded status of single-employer pension plans, based on a comparison of the projected benefit obligation (PBO) to plan assets for each plan. The following tables present changes in the PBO, changes in the fair value of plan assets and the combined funded status for all single-employer defined benefit plans for the two years ended December 31 (in millions).

	2007	2006
Beginning projected benefit obligation (PBO)	**$3,125.1**	$3,189.9
Service cost	**97.8**	102.7
Interest cost	**178.4**	170.0
Plan amendments	**2.1**	3.3
Actuarial gain	**(79.2)**	(135.0)
Employee contributions	**0.4**	0.4
Foreign currency translation	**1.2**	8.5
Benefits paid	**(266.2)**	(214.7)
Projected benefit obligation (PBO) at Oct. 1	**$3,059.6**	$3,125.1

	2007	2006
Fair value of plan assets, beginning of year	**$2,659.3**	$2,314.7
Actual return on plan assets	**373.6**	238.2
Employer contributions	**99.6**	235.9
Employee contributions	**0.4**	0.4
Foreign currency translation	**0.8**	5.5
Benefits paid	**(266.2)**	(214.7)
Fair value of plan assets at Oct. 1	**2,867.5**	2,580.0
Fourth quarter contributions	**7.8**	79.3
Fair value of plan assets, end of year	**$2,875.3**	$2,659.3
Funded status – PBO in excess of plan assets	**$ 184.3**	$ 465.8

The following shows pension assets and liabilities reported on the balance sheet at December 31, 2007 and 2006. The PBO is the actuarial net present value of all benefits related to employee service rendered to date, including assumptions of future annual compensation increases to the extent appropriate. The pension asset is classified as noncurrent on the balance sheet. Of the $253.5 million and $466.8 million total pension liabilities shown for 2007 and 2006, respectively, $9.7 million and $2.8 million are classified as current, with the remainder classified as noncurrent.

	2007	2006
Plans with assets in excess of PBO (pension asset)		
Plan assets	**$ 785.5**	$ 117.6
PBO	**(716.3)**	(116.6)
Pension asset recognized	**$ 69.2**	$ 1.0

	2007	2006
Plans with PBO in excess of assets (pension liability)		
PBO	**$(2,343.3)**	$(3,008.5)
Plan assets	**2,089.8**	2,541.7
Pension liability recognized	**$ (253.5)**	$ (466.8)

Following is information for the two years ended December 31 for certain plans where the accumulated benefit obligation (ABO) for single-employer plans exceeds plan assets (in millions). The ABO is the actuarial present value of benefits for services rendered to date, with no consideration of future compensation increases. The ABO for all plans totaled $2,809.0 million at December 31, 2007 and $2,865.5 million at December 31, 2006.

	2007	2006
Plans with ABO in excess of assets		
ABO	**$(632.4)**	$(2,748.9)
Plan assets at Oct. 1	**527.9**	2,541.7
ABO in excess of plan assets	**$(104.5)**	$ (207.2)

Below are the components of deferred pension costs for the two years ended December 31 (in millions). Deferred pension costs are not recognized in periodic pension expense when incurred, but instead are accrued in nonowner changes in shareholders equity to be amortized into expense in subsequent periods. Unrecognized actuarial losses represent differences in actual versus assumed changes in the PBO and fair value of plan assets over time, primarily due to changes in assumed discount rates. Unrecognized prior service cost is the impact of changes in plan benefits applied retrospectively for employee service previously rendered. Deferring these costs has no impact on annual pension funding requirements. Deferred pension costs are amortized into annual pension expense over the average remaining assumed service period for active employees, which was approximately 10 years at the end of 2007. Actuarial losses and prior service costs expected to be amortized into net periodic pension expense in 2008 are $44 million and $17 million, respectively.

	2007	2006
Prior service cost	**$ (95.2)**	$(112.5)
Unrecognized actuarial losses	**(543.7)**	(872.8)
Pretax deferred pension costs	**(638.9)**	(985.3)
Deferred income taxes	**253.7**	391.2
Deferred pension costs – domestic plans	**(385.2)**	(594.1)
Deferred pension costs – equity investments	**(10.8)**	(15.7)
Net pension costs deferred in nonowner changes in shareholders equity	**$(396.0)**	$(609.8)

Following are the changes in the components of pretax pension costs deferred in nonowner changes in shareholders equity during 2007 (in millions).

	2007
Deferred actuarial (gain) arising during the year	**$(244.5)**
Amortization of previously deferred actuarial losses into net periodic benefits expense	**(65.2)**
FAS 88 settlement	**(19.0)**
Net (decrease) in deferred actuarial losses	**(328.7)**
Deferred prior service cost arising during the year	**2.1**
Amortization of previously deferred prior service (cost) into net periodic benefits expense	**(20.1)**
Net (decrease) in deferred prior service cost	**(18.0)**
Foreign currency translation	**0.3**
Pretax (decrease) in nonowner changes in shareholders equity related to deferred pension costs	**$(346.4)**

Prior to the adoption of FAS 158, recognition of an additional minimum pension liability (offset in nonowner changes in shareholders equity) was necessary whenever the ABO exceeded plan assets. Shown in the following table are the components of the company's minimum pension liability at December 31, 2006, prior to adoption of FAS 158 (in millions).

	2006
Minimum pension liability – domestic plans	$(695.9)
Minimum pension liability – equity investments	(15.7)
Intangible asset – unrecognized prior service costs	108.3
Deferred income taxes	233.3
Deferred pension costs, pre-FAS 158	$(370.0)

The following illustrates the impact on nonowner changes in shareholders equity of the first-time accrual for all deferred pension costs at December 31, 2006 in accordance with FAS 158 (in millions).

	2006		
	Before FAS 158 Adjustments	**FAS 158 Adjustments**	**Ending Balance**
Reported in assets and liabilities			
Pension asset	$ 519.6	$(518.6)	$ 1.0
Pension liability	$(695.9)	$ 229.1	$ (466.8)
Reported in nonowner changes in shareholders equity			
Deferred pension costs (domestic and equity)	$(711.6)	$(289.4)	$(1,001.0)
Intangible asset – unrecognized prior service cost	108.3	(108.3)	—
Deferred income taxes	233.3	157.9	391.2
Net deferred pension costs	$(370.0)	$(239.8)	$ (609.8)

PENSION PLAN ASSETS

Required funding for the company's single-employer defined benefit pension plans is determined in accordance with federal guidelines set forth in the Employee Retirement Income Security Act (ERISA) and the Pension Protection Act (PPA). Funding for the company's multiemployer and defined contribution plans is based on specific contractual requirements for each plan. The company plans to make required pension contributions for all plans totaling $70 million in 2008. Additional contributions to enhance the funded status of pension plans can be made at the company's discretion, and discretionary pension funding was provided totaling $85 million in 2007 and $214 million in 2006. Projections indicated that Anheuser-Busch would have been required to contribute these amounts in future years, but the company chose to make the contributions early in order to enhance the funded status of the plans. Following is information regarding the allocation of the company's pension plan assets as of December 31, 2007 and 2006 and target allocation for 2008.

Asset Category	Percentage of Plan Assets at Dec. 31, 2006	Percentage of Plan Assets at Dec. 31, 2007	Target Asset Allocation for 2008
Equity securities	70%	68%	69%
Debt securities	26%	27%	26%
Real estate	4%	5%	5%
Total	100%	100%	100%

Asset allocations are intended to achieve a total asset return target over the long term, with an acceptable level of risk in the shorter term. Risk is measured in terms of likely volatility of annual investment returns, pension expense and funding requirements. Expected returns, risk and correlation among asset classes are based on historical data and investment adviser input. The assumed rate of return on pension plan assets is consistent with Anheuser-Busch's long-term investment return objective, which enables the company to provide competitive and secure employee retirement pension benefits. The company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable or unfavorable differences between the assumed and actual returns on plan assets are generally recognized in periodic pension expense over the subsequent five years. The actual annual rate of return on plan assets net of investment manager fees was 14.8%, 10.5% and 13.7% for plan years ended September 30, 2007, 2006 and 2005, respectively.

The company assumes prudent levels of risk to meet overall pension investment goals. Risk levels are managed through formal and written investment guidelines. Portfolio risk is managed by having well-defined, long-term strategic asset allocation targets. The company avoids tactical asset allocation and market timing and has established disciplined rebalancing policies to ensure asset allocations remain close to targets. The company's asset allocations are designed to provide broad market diversification, which reduces exposure to individual companies, industries and sectors of the market. Pension assets do not include any direct investment in Anheuser-Busch debt or equity securities. The use of derivatives is permitted where appropriate to achieve overall investment policy objectives, such as to hedge exposure to foreign currency denominated stocks or securitize cash in investment portfolios.

RETIREMENT HEALTH CARE AND INSURANCE BENEFITS

The company provides certain health care and life insurance benefits to eligible retired employees. Effective January 1, 2006, employee participants must have at least 10 years of continuous service after reaching age 48 to become eligible for benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.

Net periodic retirement benefits expense for company retiree health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions).

	2007	2006	2005
Service cost	**$26.8**	$ 24.3	$ 25.6
Interest cost on benefit obligation	**45.3**	36.9	39.3
Amortization of prior service benefit	**(9.8)**	(16.4)	(11.4)
Amortization of net actuarial loss	**26.1**	20.2	14.1
Net periodic retirement health care and life insurance benefits expense	**$88.4**	$ 65.0	$ 67.6

The following table details the components of the company's obligation for its single-employer defined benefit retirement health care and life insurance plans as of December 31 (in millions). As of December 31, 2007 and 2006, respectively, $69.6 million and $64.3 million of the company's obligation was classified as current. Retirement health care and insurance benefits obligations are unfunded; therefore no assets are associated with the plans.

	2007	2006
Benefit obligation, beginning of year	**$791.8**	$654.3
Service cost	**26.8**	24.3
Interest cost	**45.3**	36.9
Actuarial loss	**29.5**	140.2
Plan amendments	**0.3**	—
Benefits paid	**(71.7)**	(68.7)
Plan participants' contributions	**2.6**	2.4
Medicare Part D subsidy	**2.6**	2.4
Benefit obligation, end of year	**$827.2**	$791.8

Actuarial gains and losses (primarily due to changes in assumed discount rates and differences in assumed versus actual health care costs) and prior service costs or benefits are deferred on the balance sheet when incurred, for subsequent amortization into annual benefits expense over the remaining service life of participating employees, which was approximately 10 years at December 31, 2007. Shown below are the components of deferred retirement health care and life insurance costs for the two years ended December 31 (in millions). Deferred actuarial losses of $24.0 million and unrecognized prior service benefits of $9.8 million are expected to be amortized into net retirement benefits expense in 2008.

	2007	2006
Deferred actuarial losses	**$(377.4)**	$(374.0)
Deferred prior service benefits	**78.5**	88.6
Net deferred actuarial items	**(298.9)**	(285.4)
Deferred income taxes	**118.6**	113.2
Net health care and insurance costs deferred in nonowner changes in shareholders equity	**$(180.3)**	$(172.2)

Following are the changes in the components of pretax retirement health care and insurance costs deferred in nonowner changes in shareholders equity during 2007 (in millions).

	2007
Deferred actuarial loss arising during the year	**$ 29.5**
Amortization of previously deferred actuarial losses into net periodic benefits expense	**(26.1)**
Net increase in deferred actuarial losses	**3.4**
Deferred prior service cost arising during the year	**0.3**
Amortization of previously deferred prior service credit into net periodic benefits expense	**9.8**
Net increase in deferred prior service cost	**10.1**
Pretax increase in nonowner changes in shareholders equity related to deferred health care and insurance costs	**$ 13.5**

The key actuarial assumptions used to determine net retirement benefits expense and the benefits obligation for the three years ended December 31 are provided in the following table. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate in 2014 and then remain constant thereafter. The measurement date for the company's retiree health care accounting is December 31.

	2007	2006	2005
Discount rate	**6.3%**	5.75%	5.5%
Initial health care inflation rate	**9.0%**	8.1%	8.9%
Future health care inflation rate	**5.0%**	5.0%	5.0%

For informational purposes, following is a summary of the potential impact on net periodic retirement benefits expense and the end of year benefits obligation of a hypothetical 1% change in the assumed health care inflation rate (in millions). Brackets indicate a reduction in expense or liability.

	1% Increase	1% Decrease
Net periodic retirement benefits expense	$ 4.5	$ (4.4)
Retirement benefits liability	$50.5	$(48.0)

RETIREMENT BENEFITS PAYMENTS

Following are retirement benefits expected to be paid in future years, based on employee data and plan assumptions, as of December 31, 2007 (in millions).

	Pensions	Health Care and Insurance
2008	$ 172.9	$ 69.6
2009	$ 188.6	$ 72.2
2010	$ 203.3	$ 73.9
2011	$ 220.0	$ 75.6
2012	$ 242.0	$ 76.0
2013-2017	$1,397.1	$402.1

EMPLOYEE STOCK PURCHASE AND SAVINGS PLANS

The company sponsors employee stock purchase and savings plans (401(k) plans), which are voluntary defined contribution plans in which most regular employees are eligible for participation. Under the 401(k) plans, the company makes matching cash contributions for up to 6% of employee pretax savings. The company's matching contribution percentage is established annually based on a formula that considers both consolidated net income and total employee costs. Total 401(k) expense was $58.2 million, $60.7 million and $63.6 million for 2007, 2006 and 2005, respectively.

6. Stock-Based Compensation

STOCK OPTIONS

Under the terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the closing market price per the New York Stock Exchange Composite Tape on the date the options are granted. The company issues either new shares or treasury shares when options are exercised under employee stock compensation plans. Under the plans for the board of directors, shares are issued exclusively from treasury stock. The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company. At December 31, 2007, 2006 and 2005, a total of 137 million, 115 million and 121 million shares of common stock were designated for future issuance under existing stock option plans, respectively.

The company's stock options ratably vest over a three-year service period commencing immediately following grant of the award, and have a maximum life of 10 years. There are no performance-based vesting requirements associated with stock options. The company's stock option plans provide for immediate vesting of all unvested options whenever an employee voluntarily leaves the company and has either completed at least 20 years of service or is at least age 60. For employees meeting these criteria, the accelerated vesting policy renders the requisite three-year service condition "nonsubstantive" under FAS No. 123R, "Shared-Based Payment," and the company therefore fully expenses all options granted to individuals meeting either criterion as of the grant date. The company also identifies stock options granted to employees who do not yet, but will meet the separation-based vesting criteria prior to the end of the three-year vesting cycle, and recognizes expense over the substantive vesting period for that group of options. Stock options granted to employees not meeting the separation-based vesting criteria are expensed ratably over the three-year option vesting period. Due to the requirement to expense nonforfeitable options as of the grant date, the company recognized expense equal to 67%, 60% and 60% of the value related to its 2007, 2006 and 2005 awards, respectively, in the fourth quarter when the options were granted. For financial reporting purposes, stock compensation expense is included in cost of sales and marketing, distribution and administrative expenses, depending on where the recipient's cash compensation is reported, and is classified as a corporate item for business segments reporting.

Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock instead of cash. If all nonemployee directors eligible to own the company's common stock elected to receive their 2008 annual retainer in shares, the total number of shares issued would be 21,494, based on the closing price for the company's common stock at December 31, 2007.

Following is a summary of stock option activity and pricing for the years shown (options in millions).

	Options Outstanding	Wtd. Avg. Exercise Price	Options Exercisable	Wtd. Avg. Exercise Price
Balance, Dec. 31, 2004	91.8	$43.93	64.1	$40.92
Granted	11.4	$43.83		
Exercised	(5.9)	$25.48		
Canceled	(0.8)	$49.38		
Balance, Dec. 31, 2005	96.5	$45.01	71.5	$44.06
Granted	9.5	$46.34		
Exercised	(4.9)	$27.43		
Canceled	(1.1)	$48.64		
Balance, Dec. 31, 2006	100.0	$45.97	80.3	$45.89
Granted	**10.1**	**$51.86**		
Exercised	**(9.3)**	**$35.71**		
Canceled	**(0.3)**	**$48.52**		
Balance, Dec. 31, 2007	**100.5**	**$47.49**	**81.1**	**$47.18**

The fair values of options granted during the last three years follow (in millions, except per option).

	2007	2006	2005
Fair value of each option granted	**$10.73**	$9.73	$ 8.81
Total number of options granted	**10.1**	9.5	11.4
Total fair value of options granted	**$108.4**	$92.4	$100.4

The fair value of stock options granted is estimated on the date of grant using a binomial (lattice method) option-pricing model. The binomial model is used for valuation because it accommodates several inputs in order to take into account multiple option exercise patterns as determined by the company's actuaries, and essentially computes an overall value based on a weighting of various potential outcomes. The assumptions used in applying the binomial model follow. For illustrative purposes, the expected life, risk-free rate and fair value per option shown are weighted averages derived from historical exercise patterns. The volatility of Anheuser-Busch common stock is estimated by the company's actuaries based on an analysis of both historical and current market volatilities.

	2007	2006	2005
Expected life of option	**6.3 yrs.**	6.3 yrs.	5.5 yrs.
Risk-free interest rate	**3.6%**	4.6%	4.4%
Expected volatility of Anheuser-Busch stock	**22%**	20%	21%
Expected dividend yield on Anheuser-Busch stock	**2.5%**	2.5%	2.5%

The following tables provide additional information regarding options outstanding and options that were exercisable as of December 31, 2007 (options in millions).

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price
$10-$29	2.5	1 yr	$29.92	2.5	1 yr	$29.92
$30-$39	5.3	1.9 yrs	$37.83	5.3	1.9 yrs	$37.83
$40-$49	55.2	5.4 yrs	$46.52	45.7	4.8 yrs	$46.73
$50-$54	37.5	6.8 yrs	$51.45	27.6	5.7 yrs	$51.29
$10-$54	100.5	5.6 yrs	$47.49	81.1	4.8 yrs	$47.18

		Pretax In-the-Money Value	
Range of Exercise Prices	Number	Options Outstanding	Options Exercisable
$10-$29	2.5	$ 56.0	$ 56.0
$30-$39	5.3	75.9	75.9
$40-$49	55.2	363.9	260.9
$50-$54	37.5	28.8	28.8
$10-$54	100.5	$524.6	$421.6

Effective January 1, 2007, Anheuser-Busch adopted FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." To comply with the Interpretation, Anheuser-Busch initially reclassified $102.6 million of tax liabilities from current to noncurrent on the balance sheet and also separately recognized $53.1 million of deferred tax assets which had previously been netted against tax liabilities. The company made no adjustments to retained earnings related to adoption. The following table shows the activity related to unrecognized tax benefits during 2007 (in millions). It is anticipated that settlements in foreign tax jurisdictions will reduce gross unrecognized tax benefits by approximately $12.0 million in 2008, with net unrecognized tax benefits remaining unchanged due to the offset of U.S. foreign tax credits. Of the unrecognized tax benefits shown below, $51.5 million would reduce the company's effective income tax rate if recognized.

	2007
Unrecognized tax benefits, beginning of year	**$ 96.8**
Additions based on current year tax positions	**30.9**
Additions for prior year tax positions	**9.7**
Reductions for prior year tax positions	**(16.8)**
Settlements with tax authorities	**(0.5)**
Lapses in statutes of limitations	**(9.0)**
Unrecognized tax benefits, end of year	**$111.1**

The company's policy is to accrue interest related to potential underpayment of income taxes within the provision for income taxes. Interest is computed on the difference between the company's uncertain tax benefit positions under FIN 48 and the amount deducted or expected to be deducted in the company's tax returns. The company had $8.1 million and $7.8 million of accrued interest related to uncertain tax positions at December 31, 2007 and 2006, respectively. Interest expense recognized in 2007 was not material.

The principal jurisdictions for which Anheuser-Busch files income tax returns are U.S. federal and the various city, state, and international locations where the company has operations. The company participates in the IRS Compliance Assurance Process program for the examination of its U.S. federal income tax returns, and examinations are substantially complete through 2006. City and state examinations are substantially complete through 2002. The status of international tax examinations varies by jurisdiction. The company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

8. Debt

The company uses SEC shelf registrations for efficiency and flexibility when issuing debt, and currently has registered debt available for issuance as a well-known seasoned issuer. Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented. The company has the ability and intent to refinance its entire debt portfolio on a long-term basis, including a $2 billion committed revolving credit agreement in support of its commercial paper borrowing, and therefore classifies all debt as long-term. Debt at the end of the year consisted of the following for the year shown (in millions).

	2007	2006
U.S. dollar notes due 2008 to 2023, interest rates from 4.375% to 7.5%	**$4,355.4**	$3,540.7
U.S. dollar debentures due 2009 to 2043, interest rates from 5.75% to 9.0%	**3,150.0**	2,900.0
Commercial paper, interest rates of 4.33% and 5.39%, respectively, at year-end	**1,038.2**	658.4
Industrial revenue bonds due 2009 to 2047, interest rates from 4.55% to 7.4%	**283.9**	269.4
Medium-term notes due 2010, interest rate 5.625%	**200.0**	200.0
Chinese yuan-denominated bank loans due 2008 to 2011, interest rates from 5.51% to 7.29%	**21.9**	32.0
Miscellaneous items	**111.1**	72.4
Unamortized debt discounts	**(20.2)**	(19.4)
Total debt	**$9,140.3**	$7,653.5

The company's 5.49% fixed rate U.S. dollar notes ($100.0 million notional value) were swapped to a floating LIBOR-based rate when issued. The effective interest rates for this debt were 5.19% in 2007 and 4.98% in 2006, with year-end rates of 4.92% and 5.25%, respectively.

The weighted-average interest rates for commercial paper borrowings during 2007, 2006 and 2005 were 5.16%, 5.00% and 3.31%, respectively. The company has in place a single committed $2.0 billion revolving credit agreement that expires in October 2010 to support the company's commercial paper program. The agreement is syndicated among 17 banks, has no financial covenants and does not designate a material adverse change as a default event or as an event prohibiting a borrowing. Credit rating triggers in the agreement pertain only to annual fees and the interest rate applicable to any potential borrowing, not to the availability of funds. There have been no borrowings under the agreement for any year shown. Annual fees for the agreement were $1.0 million in both 2007 and 2006 and $1.2 million in 2005. Commercial paper borrowings of up to $2.0 billion are classified as long-term, as they are supported on a long-term basis by the revolving credit agreement. Any commercial paper borrowings in excess of $2.0 billion will be classified as short-term.

In February 2008, the company entered into a new, $500 million, 364-day revolving credit agreement to provide an additional source of short-term support for its commercial paper program as necessary. The agreement is cancellable by Anheuser-Busch or its bank syndicate without penalty anytime prior to the end of its 364-day term. The company may also extend the term of outstanding borrowings for an additional year.

9. Supplemental Cash Flow Information

Accounts payable include $120 million and $105 million of outstanding checks at December 31, 2007 and 2006, respectively. Supplemental cash flow information for the three years ended December 31 is presented in the following table (in millions).

	2007	2006	2005
Cash paid during the year			
Interest, net of interest capitalized	**$ 454.8**	$ 433.2	$ 436.0
Income taxes	**$ 936.6**	$ 920.2	$ 814.7
Excise taxes	**$2,298.9**	$2,252.3	$2,217.3
Change in working capital			
(Increase)/Decrease in current assets:			
Accounts receivable	**$ (85.0)**	$ (38.8)	$ 14.7
Inventories	**(28.6)**	(40.4)	35.8
Other current assets	**(17.4)**	(4.6)	6.9
Increase/(Decrease) in current liabilities:			
Accounts payable	**38.2**	176.8	54.7
Accrued salaries, wages and benefits	**31.5**	91.9	(40.5)
Accrued taxes	**(27.7)**	(22.8)	3.8
Accrued interest	**12.2**	0.5	(1.5)
Other current liabilities	**3.5**	17.1	(2.9)
Derivatives fair value adjustment	**(7.4)**	6.1	(9.8)
Working capital adjustment for acquisition/disposition	**(1.4)**	3.0	(10.9)
Impact of FIN 48 adoption	**58.6**	—	—
Net (increase)/decrease in working capital	**$ (23.5)**	$ 188.8	$ 50.3

10. Accumulated Nonowner Changes In Shareholders Equity

The components of accumulated nonowner changes in shareholders equity, net of tax as of December 31 are summarized below (in millions).

	2007	2006
Foreign currency translation	**$(347.0)**	$ (452.2)
Deferred hedging gains/(losses)	**0.1**	2.1
Deferred securities valuation gains	**1.0**	1.3
Deferred retirement benefits costs (1)	**(576.3)**	(782.0)
Accumulated nonowner changes in shareholders equity, net of tax	**$(922.2)**	$(1,230.8)

Note 1: Includes FAS 158 adoption impact of $412.0 million in 2006.

Deferred income tax liabilities of $0.1 million and $1.2 million have been recognized for deferred hedging gains as of December 31, 2007 and 2006, respectively. Deferred income tax liabilities of $0.6 million and $0.7 million have been provided for deferred securities valuation gains at the end of 2007 and 2006, respectively, while deferred tax assets of $372.3 million and $504.4 million, respectively, have been recognized for deferred benefits costs for the same periods. The majority of foreign currency translation losses relate to equity investments (primarily Grupo Modelo) whose operations are reported in Anheuser-Busch's financial statements on a net-of-tax basis. See Note 3 for details of hedging gains and losses recognized in earnings which had previously been deferred in nonowner changes in shareholders equity.

11. Common and Preferred Stock

COMMON STOCK ACTIVITY

Common stock activity for the three years ended December 31 is summarized below (shares in millions).

	2007	2006	2005
Common Stock			
Beginning common stock	**1,473.7**	1,468.6	1,463.0
Shares issued under stock plans	**8.8**	5.1	5.6
Common stock	**1,482.5**	1,473.7	1,468.6
Treasury Stock			
Beginning treasury stock	**(707.6)**	(690.9)	(678.0)
Treasury stock acquired	**(53.6)**	(16.7)	(12.9)
Cumulative treasury stock	**(761.2)**	(707.6)	(690.9)
Net common stock outstanding	**721.3**	766.1	777.7

EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding for the year. Diluted earnings per share are computed using the weighted-average number of common shares outstanding, plus an adjustment for the dilutive effect of unexercised in-the-money stock options. Reconciliation between basic and diluted weighted-average common shares outstanding for the three years ended December 31 follows (millions of shares). There were no adjustments to net income for any year shown for purposes of calculating earnings per share.

	2007	2006	2005
Basic weighted-average shares outstanding	**746.3**	770.6	777.5
Weighted-average stock option shares	**10.8**	6.4	5.1
Diluted weighted-average shares outstanding	**757.1**	777.0	782.6

COMMON STOCK REPURCHASE

The board of directors has previously approved various resolutions authorizing the company to repurchase shares of its common stock. At December 31, 2007, approximately 61 million shares remained available for repurchase under Board authorizations. The most recent authorization, in December 2006, was approval of a multi-year repurchase of 100 million shares. Authorizations do not specify annual minimum or maximum repurchase amounts and do not expire until fully utilized. The company repurchased 53.6 million common shares in 2007, 16.7 million common shares in 2006 and 12.9 million shares in 2005, for $2.7 billion, $745.9 million and $620.4 million, respectively.

PREFERRED STOCK

At December 31, 2007 and 2006, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

12. Contingencies

The company and certain of its subsidiaries are involved in claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and the ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations or liquidity.

13. Business Segments

The company categorizes its operations into four business segments: U.S. beer, international beer, packaging and entertainment. The U.S. beer segment consists of the company's U.S. beer manufacturing and import operations; company-owned beer wholesale operations; vertically integrated rice, barley and hops operations; and a short-haul transportation business. The international beer segment consists of the company's overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. Principal foreign markets for sale of the company's products are China, the United Kingdom, Canada, Mexico and Ireland. The company attributes foreign sales based on the location of the distributor purchasing the product. The packaging segment is composed of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing and glass manufacturing operations. Cans and lids are produced for both the company's U.S. beer operations and external customers in the U.S. soft drink industry. The entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations.

Following is Anheuser-Busch business segment information for 2007, 2006 and 2005 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense and stock compensation expense, are not allocated to the operating segments. In 2007, the company changed management reporting responsibility for certain administrative and technology support costs from Corporate to the U.S. beer segment. 2006 and 2005 segment results have been updated to conform to this reporting convention. Corporate results for 2005 have been recast for the retrospective adoption of FAS 123R, which had no impact on the company's four operating segments.

2007	U.S. Beer	International Beer	Packaging	Entertainment	Corporate & Eliminations (1)	Consolidated
Income Statement Information						
Gross sales	$14,158.7	1,351.7	2,632.8	1,272.7	(427.2)	$18,988.7
Net sales - intersegment	$ 3.2	0.6	931.9	—	(935.7)	$ —
Net sales - external	$12,106.1	1,097.5	1,700.9	1,272.7	508.5	$16,685.7
Depreciation and amortization	$ 749.0	49.8	68.9	103.0	25.5	$ 996.2
Income before income taxes	$ 2,784.0	93.3	175.8	262.7	(893.1)	$ 2,422.7
Equity income, net of tax	$ 2.3	660.1	—	—	—	$ 662.4
Net income	$ 1,728.4	717.9	109.0	162.9	(602.9)	$ 2,115.3
Balance Sheet Information						
Total assets	$ 8,142.0	5,880.8	772.6	1,548.3	811.3	$17,155.0
Equity method investments	$ 93.9	3,925.6	—	—	—	$ 4,019.5
Goodwill	$ 21.2	1,343.3	21.9	288.3	—	$ 1,674.7
Foreign-located fixed assets	$ 4.5	544.4	—	—	—	$ 548.9
Capital expenditures	$ 554.4	59.2	72.4	169.4	14.6	$ 870.0

2006	U.S. Beer	International Beer	Packaging	Entertainment	Corporate & Eliminations (1)	Consolidated
Income Statement Information						
Gross sales	$13,394.2	1,235.6	2,562.3	1,178.5	(412.8)	$17,957.8
Net sales - intersegment	$ 2.8	—	896.4	—	(899.2)	$ —
Net sales - external	$11,388.2	998.2	1,665.9	1,178.5	486.3	$15,717.1
Depreciation and amortization	$ 715.1	51.2	76.9	99.0	46.5	$ 988.7
Income before income taxes	$ 2,709.2	76.7	145.0	232.8	(886.8)	$ 2,276.9
Equity income, net of tax	$ 3.4	585.4	—	—	—	$ 588.8
Net income	$ 1,683.1	633.0	89.9	144.3	(585.1)	$ 1,965.2
Balance Sheet Information						
Total assets	$ 7,988.3	5,350.6	781.5	1,479.1	777.7	$16,377.2
Equity method investments	$ 67.8	3,604.6	—	—	—	$ 3,672.4
Goodwill	$ 21.2	1,283.0	21.9	288.3	—	$ 1,614.4
Foreign-located fixed assets	$ 4.2	517.7	—	—	—	$ 521.9
Capital expenditures	$ 516.7	36.9	55.9	157.6	45.4	$ 812.5

2005	U.S. Beer	International Beer	Packaging	Entertainment	Corporate & Eliminations (1)	Consolidated
Income Statement Information						
Gross sales	$13,067.6	1,165.5	2,383.6	1,084.8	(448.0)	$17,253.5
Net sales - intersegment	$ 2.7	—	871.1	—	(873.8)	$ —
Net sales - external	$11,079.8	932.8	1,512.5	1,084.8	425.8	$15,035.7
Depreciation and amortization	$ 706.6	52.1	83.3	93.9	43.1	$ 979.0
Income before income taxes	$ 2,630.7	86.5	141.5	205.9	(1,007.2)	$ 2,057.4
Equity income, net of tax	$ —	498.1	—	—	—	$ 498.1
Net income	$ 1,631.0	551.7	87.7	127.7	(653.7)	$ 1,744.4
Balance Sheet Information						
Total assets	$ 8,019.0	5,049.2	764.4	1,400.8	1,321.6	$16,555.0
Equity method investments	$ —	3,373.1	—	—	—	$ 3,373.1
Goodwill	$ 21.2	1,261.1	21.9	288.3	—	$ 1,592.5
Foreign-located fixed assets	$ 3.7	510.3	—	—	—	$ 514.0
Capital expenditures	$ 851.7	72.8	55.0	104.2	53.0	$ 1,136.7

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflect the reporting of pass-through beer delivery costs reimbursed by independent wholesalers of $423.5 million, $370.9 million and $340.1 million in 2007, 2006 and 2005, respectively.

ANHEUSER-BUSCH COMPANIES, INC.

Strategy Committee

AUGUST A. BUSCH IV
President and
Chief Executive Officer —
Anheuser-Busch Companies, Inc.

W. RANDOLPH BAKER
Vice President and
Chief Financial Officer —
Anheuser-Busch Companies, Inc.

THOMAS W. SANTEL
President and
Chief Executive Officer —
Anheuser-Busch International, Inc.
Vice President —
Corporate Planning —
Anheuser-Busch Companies, Inc.

STEPHEN J. BURROWS
President and
Chief Executive Officer —
Anheuser-Busch Asia, Inc.

DOUGLAS J. MUHLEMAN
Group Vice President —
Brewing Operations and Technology
— Anheuser-Busch, Inc.

FRANCINE I. KATZ
Vice President — Communications
and Consumer Affairs —
Anheuser-Busch, Inc.

KEITH M. KASEN
Chairman of the Board and
Chief Executive Officer —
Busch Entertainment Corporation

JOSEPH P. CASTELLANO
Vice President and
Chief Information Officer —
Anheuser-Busch, Inc.

MICHAEL J. OWENS
Vice President —
Business Operations —
Anheuser-Busch, Inc.

ANTHONY T. PONTURO
Vice President — Global
Media and Sports Marketing —
Anheuser-Busch, Inc.

JOHN F. KELLY
Vice President and Controller —
Anheuser-Busch Companies, Inc.

MARLENE V. COULIS
Vice President — Consumer
Strategy and Innovation —
Anheuser-Busch, Inc.

MICHAEL S. HARDING
Chief Executive Officer
and President —
Anheuser-Busch Packaging
Group, Inc.

ROBERT C. LACHKY
Executive Vice President —
Global Industry and
Creative Development —
Anheuser-Busch, Inc.

DAVID A. PEACOCK
Vice President — Marketing —
Anheuser-Busch, Inc.

JOHN T. FARRELL
Vice President — Corporate
Human Resources —
Anheuser-Busch Companies, Inc.

GARY L. RUTLEDGE
Vice President — Legal and
Government Affairs —
Anheuser-Busch Companies, Inc.

Other Officers of Anheuser-Busch Companies, Inc.

JOBETH G. BROWN
Vice President and Secretary

WILLIAM J. KIMMINS JR.
Vice President and Treasurer

LISA A. JOLEY
Vice President and General Counsel

SABRINA M. WRENN
Vice President — Labor and
Benefits Law

TERESA H. VOGT
Vice President — Communications

MICHAEL F. ROCHE
Vice President — National Affairs

GARY R. ALDENDERFER
Vice President — Internal Audit

DAVID C. SAUERHOFF
Vice President — Investor Relations

DENNIS J. GELNER
Vice President and Tax Controller

JAMES G. BRICKEY
Vice President — Human Resources
and Total Rewards

ROBERT J. GOLDEN
Vice President — Mergers and
Acquisitions

LAURA H. REEVES
Assistant Secretary

WILLIAM J. MAYOR
Assistant Controller

ROBERT J. HAIRE
Assistant Controller

MARK A. RAWLINS
Assistant Treasurer

DANIEL T. KRAUS
Assistant Treasurer

PRINCIPAL OFFICERS OF ANHEUSER-BUSCH COMPANIES SUBSIDIARIES

Anheuser-Busch, Inc.

AUGUST A. BUSCH IV
Chairman of the Board and
President

DOUGLAS J. MUHLEMAN
Group Vice President — Brewing
Operations and Technology

FRANCINE I. KATZ
Vice President — Communications
and Consumer Affairs

JOSEPH P. CASTELLANO
Vice President and
Chief Information Officer

MICHAEL J. OWENS
Vice President —
Business Operations

ANTHONY T. PONTURO
Vice President — Global Media and
Sports Marketing

MARLENE V. COULIS
Vice President — Consumer
Strategy and Innovation

ROBERT C. LACHKY
Executive Vice President — Global
Industry and Creative Development

DAVID A. PEACOCK
Vice President — Marketing

THOMAS J. ADAMITIS
Vice President — Procurement

TIMOTHY E. ARMSTRONG
Vice President —
Transportation and Logistics

EVAN C. ATHANAS
Vice President — Sales and
Wholesale Operations Division

ANDREW R. BALDONADO
Region Vice President (West) —
Government Affairs

JOBETH G. BROWN
Vice President and Secretary

MARIE C. CARROLL
Vice President —
Finance and Planning

JOHN P. COLEMAN
Vice President — Sales, West

PHILLIP J. COLOMBATTO
Vice President — Quality Assurance

JOSEPH D. DANKLEF
Vice President — Sales, Southeast

HENRY DOMINGUEZ
Vice President — Sales, Southwest

DAVID R. ENGLISH
Vice President — Marketing
Strategy and Communication

RODNEY D. FORTH
Region Vice President (Central) —
Government Affairs

JOHNNY FURR JR.
Vice President — Community Affairs

DENNIS J. GELNER
Vice President and Tax Controller

(Continued on page 67)

PRINCIPAL OFFICERS OF ANHEUSER-BUSCH COMPANIES SUBSIDIARIES CONTINUED

GARY M. GOLDSTEIN
Vice President — On-Premise Chain Sales and Draught Beer Development

JOSEPH F. JEDLICKA III
Vice President — Legal and State Affairs

EUGENE D. JOHNSON JR.
Vice President — National Retail Sales

WILLIAM B. JONES
Vice President — Sales, Midwest

PETER J. KRAEMER
Vice President — Operations

KEITH S. LEVY
Vice President — Brand Management

JEREMIAH A. MULLANE
Region Vice President (East) — Government Affairs

JESUS RANGEL
Vice President — Sales and Development

JOHN W. SERBIA
Vice President — Brewing

ANTHONY J. SHORT
Vice President — Business and Wholesaler Development

RAYMOND F. STEITZ
Vice President — Sales Operations

GEOFFREY J. STEINHART
Vice President — Engineering

ROBERT M. TALLETT
Vice President — Sales, Northeast

MARK A. WAHLGREN
Vice President — Wholesale Operations Division

Anheuser-Busch International, Inc.

AUGUST A. BUSCH IV
Chairman of the Board

THOMAS W. SANTEL
President and Chief Executive Officer

STEPHEN J. BURROWS
Executive Vice President — Asian Operations

JAMES E. SCHOBEL
Senior Vice President — Legal Affairs

LARRY D. BAUMANN
Vice President — Finance

DAVID A. RENAUD
Vice President and Chief Financial Officer — Anheuser-Busch China

STEVE B. BAGWELL
Vice President — Marketing

MARTIN D. CARGAS
Vice President — Government Affairs

ANTONIO CERVANTES
Vice President — Mexico

Y.R. CHENG
Vice President and Managing Director — Greater China

MARK F. SCHUMM
Vice President — China and Asia Business Development

ALEJANDRO M. STRAUCH
Vice President and Regional Director — Central and South America

Wholesaler Equity Development Corporation

DAVID A. PEACOCK
Chairman of the Board and Chief Executive Officer

ANTHONY J. SHORT
President

Anheuser-Busch Packaging Group, Inc.

DOUGLAS J. MUHLEMAN
Chairman of the Board

MICHAEL S. HARDING
Chief Executive Officer and President

KIRK E. NORRIS
Group Vice President — Operations

TONY V. BHALLA
Executive Vice President and Chief Operating Officer

TREVOR J. HANSEN
Vice President — Finance

ROBERT C. ALVAREZ
Vice President — Human Resources

Busch Entertainment Corporation

KEITH M. KASEN
Chairman of the Board and Chief Executive Officer

JAMES D. ATCHISON
President and Chief Operating Officer

JAMES B. DEAN
Vice President — Finance

DAMON H. ANDREW
Vice President — Safety and Park Operations

BRADLEY F. ANDREWS
Vice President — Zoological Operations

JOSEPH A. COUCEIRO
Vice President — Marketing

HOWARD J. DEMSKY
Vice President — Planning and Development

STEVEN L. GLASHOWER
Vice President — Engineering and Creative Development

DAVID L. HAMMER
Vice President — Human Resources

DAVID R. SMITH
Vice President — Entertainment

DAVID C. WHITE
Vice President — Revenue

Busch Properties, Inc.

W. RANDOLPH BAKER
Chairman of the Board and President

ROBIN D. CARSON
Executive Vice President and Managing Director — Kingsmill Resort

WILLIAM J. NASON
Vice President — Finance and Administration

JOHN C. MARTZ JR.
Vice President — Corporate Real Estate

Manufacturers Railway Company; St. Louis Refrigerator Car Company

KURT R. ANDREW
Chairman, President and Chief Executive Officer

BARBARA J. HOUSEWORTH
Vice President and Treasurer

INVESTOR INFORMATION

WORLD HEADQUARTERS
One Busch Place
St. Louis, Mo. 63118
314-577-2000

GENERAL INFORMATION
By phone (toll-free)
800-DIAL-BUD (800-342-5283)

ANNUAL MEETING
Wednesday, April 23, 2008
10 a.m.
SeaWorld Orlando

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYMENTS
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, N.J. 07310
888-213-0964
www.bnymellon.com/shareowner/isd

DIVIDEND REINVESTMENT PLAN
The company's Dividend Reinvestment Plan allows shareholders to reinvest dividends in Anheuser-Busch Companies common stock automatically, regularly and conveniently — without service charges or brokerage fees. In addition, participating shareholders may supplement the amount invested with voluntary cash investments on the same cost-free basis. Plan participation is voluntary and shareholders may join or withdraw at any time. For more information, contact BNY Mellon Shareowner Services (address above).

STOCK EXCHANGE LISTINGS
The New York Stock Exchange is the principal market for Anheuser-Busch common stock, which also is listed on the London and Swiss exchanges.
Ticker Symbol: BUD
Newspaper Listing: AnheuserB

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
800 Market St.
St. Louis, Mo. 63101

TRUSTEE FOR DEBENTURES, NOTES AND INDUSTRIAL REVENUE BONDS
The Bank of New York Trust Company, N.A.
Corporate Trust Division
911 Washington Ave.
Lammert Building, Suite 300
St. Louis, Mo. 63101
800-208-2197

DIVIDENDS
Dividends are normally paid in the months of March, June, September and December. Dividends may be deposited electronically into an account at the shareholder's financial institution. Please contact BNY Mellon Shareowner Services for details.

OTHER INFORMATION
You may obtain, at no charge, a copy of the Anheuser-Busch Companies Annual Report to the Securities and Exchange Commission (Form 10-K) by writing to the Vice President and Secretary's Office at our world headquarters, accessing the Internet at www.anheuser-busch.com, or by calling 800-DIAL-BUD. The company also provides copies of its SEC quarterly reports on Forms 10-Q, other reports on Forms 8-K, earnings press releases, proxy statements and corporate governance information free of charge at www.anheuser-busch.com.

For information about Anheuser-Busch's efforts to enhance shareholder value through community support, please visit www.anheuser-busch.com/charitablegiving.html.

SELECTED ANHEUSER-BUSCH INTERNET ADDRESSES

www.anheuser-busch.com
(corporate, financial and investor information)

www.budweiser.com
(brand and sponsorship information; Budweiser merchandise)

www.budlight.com
(brand and sponsorship information; Bud Light merchandise)

www.beeresponsible.com
(Corporate Social Responsibility)

www.budweisertours.com
(brewery tour information; the brewing process)

www.grantsfarm.com
(Grant's Farm tour information)

www.buschgardens.com
(Busch Gardens information)

www.seaworld.com
(SeaWorld information)

www.discoverycove.com
(Discovery Cove information)

www.ourpledge.com
(environmental information)

ANHEUSER-BUSCH, INC.
The leading U.S. brewer and industry leader since 1957, with more than 100 brands and 12 U.S. breweries

ANHEUSER-BUSCH INTERNATIONAL, INC.
Develops Anheuser-Busch brands outside the United States and invests in leading brewers in growth markets

ANHEUSER-BUSCH PACKAGING GROUP, INC.
Produces aluminum cans/lids, metalized and paper labels, glass bottles and crown and closure liner material; recycles aluminum beverage containers; and operates 15 U.S. plants

BUSCH ENTERTAINMENT CORPORATION
One of the largest U.S. theme park operators, with 10 parks throughout the country

BUSCH PROPERTIES, INC.
A real estate development company with resort, residential and commercial properties in selected areas of the country

MANUFACTURERS RAILWAY COMPANY
Provides terminal rail-switching services to St. Louis industries and operates trucking subsidiaries

WHOLESALER EQUITY DEVELOPMENT CORPORATION
Shares equity positions with qualified partners in Anheuser-Busch, Inc. distributorships while they build toward total ownership

BOARD OF DIRECTORS

AUGUST A. BUSCH III
Chairman of the Executive Committee — Anheuser-Busch Companies, Inc.
Joined board 1963

AUGUST A. BUSCH IV
President and Chief Executive Officer — Anheuser-Busch Companies, Inc.
Joined board 2006

CARLOS FERNANDEZ G.
Chairman of the Board and Chief Executive Officer — Grupo Modelo, S.A.B. de C.V., a Mexican company engaged in brewing and related operations
Joined board 1996

JAMES J. FORESE
Former Chairman and Chief Executive Officer — IKON Office Solutions, Inc., a global business-to-business communications company; Operating Partner and Chief Operating Officer of Thayer Hidden Creek, a private equity investment firm
Joined board 2003

JOHN E. JACOB
Former Executive Vice President — Global Communications — Anheuser-Busch Companies, Inc.
Joined board 1990

JAMES R. JONES
Former U.S. Ambassador to Mexico; Co-Chairman and Chief Executive Officer — Manatt Jones Global Strategies, LLC, a global consulting firm
Joined board 1998

CHARLES F. KNIGHT
Chairman Emeritus — Emerson Electric Co., a technology-based global manufacturing company
Joined board 1987

VERNON R. LOUCKS JR.
Chairman of the Board — The Aethena Group, LLC, a health-care merchant banking firm
Joined board 1988

VILMA S. MARTINEZ
Partner — Munger, Tolles & Olson, LLP, attorneys
Joined board 1983

WILLIAM PORTER PAYNE
Vice Chairman and Partner — Gleacher Partners, LLC, an investment banking and asset management firm
Joined board 1997

JOYCE M. ROCHÉ
President and Chief Executive Officer — Girls Incorporated, a nonprofit organization
Joined board 1998

HENRY HUGH SHELTON
Former Chairman — Joint Chiefs of Staff; Former President, International Operations — M.I.C. Industries, an international manufacturing company
Joined board 2001

PATRICK T. STOKES
Chairman of the Board — Anheuser-Busch Companies, Inc.
Joined board 2000

ANDREW C. TAYLOR
Chairman and Chief Executive Officer — Enterprise Rent-A-Car Company, an international car rental and related services company
Joined board 1995

DOUGLAS A. WARNER III
Former Chairman of the Board — J.P. Morgan Chase & Co., an international commercial and investment banking firm
Joined board 1992

EDWARD E. WHITACRE JR.
Chairman Emeritus — AT&T Inc., a telecommunications holding company
Joined board 1988



SITTING (LEFT TO RIGHT) John E. Jacob, James J. Forese, August A. Busch IV, Joyce M. Roché, James R. Jones, August A. Busch III
STANDING (LEFT TO RIGHT) William Porter Payne, Edward E. Whitacre Jr., Patrick T. Stokes, Vilma S. Martinez, Carlos Fernandez G., Douglas A. Warner III, Charles F. Knight, Andrew C. Taylor, Vernon R. Loucks Jr., Henry Hugh Shelton

Printed on recycled paper

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